[redacted]

DORSEY
DORSEY & WHITNEY LLP

August 6, 2008

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- 2008 Second Quarter Financial Results press release dated August 6, 2008.
- Management's Discussion and Analysis for the period ended June 30, 2008 filed pursuant to National Instrument 51-102.
- Consolidated Financial Statements for the period ended June 30, 2008 filed pursuant to National Instrument 51-102 which mandates the filing of interim financial statements.
- The Certification of Interim Filings by the Company's Chief Executive Officer. This document is required by Form 52-109 as a certification instrument that must be filed in conjunction with a company's interim filings.
- The Certification of Interim Filings by the Company's Chief Financial Officer. This document is required by Form 52-109 as a certification instrument that must be filed in conjunction with a company's interim filings.

B. Information filed by the Company with the Toronto Stock Exchange

- Form 1 (Issuance of shares) filed pursuant to the Toronto Stock Exchange listing rules.
- Form 5 (Dividend Declaration) filed pursuant to the Toronto Stock Exchange listing rules.

C. Information filed by the Company with the London Stock Exchange

- Voting Rights Notification dated August 6, 2008.
- Director/PDMR Shareholding Notification dated August 5, 2008.

- Director/PDMR Shareholding Notification dated July 8, 2008.
- Result of Annual Meeting dated June 26, 2008.
- Block Listing 6-monthly Return dated May 30, 2008.
- Notice of Annual Meeting of Shareholders dated May 23, 2008.
- Director/PDMR Shareholding Notification dated May 21, 2008.
- DirectorPDMR Shareholding Notifications (2) dated May 14, 2008.

D. Information which the Company has distributed to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie Kaufman

August 6, 2008

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- 2008 Second Quarter Financial Results press release dated August 6, 2008.
- Management's Discussion and Analysis for the period ended June 30, 2008 filed pursuant to National Instrument 51-102.
- Consolidated Financial Statements for the period ended June 30, 2008 filed pursuant to National Instrument 51-102 which mandates the filing of interim financial statements.
- The Certification of Interim Filings by the Company's Chief Executive Officer. This document is required by Form 52-109 as a certification instrument that must be filed in conjunction with a company's interim filings.
- The Certification of Interim Filings by the Company's Chief Financial Officer. This document is required by Form 52-109 as a certification instrument that must be filed in conjunction with a company's interim filings.

B. Information filed by the Company with the Toronto Stock Exchange

- Form 1 (Issuance of shares) filed pursuant to the Toronto Stock Exchange listing rules.
- Form 5 (Dividend Declaration) filed pursuant to the Toronto Stock Exchange listing rules.

C. Information filed by the Company with the London Stock Exchange

- Voting Rights Notification dated August 6, 2008.
- Director/PDMR Shareholding Notification dated August 5, 2008.

File No. 82-35055

- Director/PDMR Shareholding Notification dated July 8, 2008.
- Result of Annual Meeting dated June 26, 2008.
- Block Listing 6-monthly Return dated May 30, 2008.
- Notice of Annual Meeting of Shareholders dated May 23, 2008.
- Director/PDMR Shareholding Notification dated May 21, 2008.
- DirectorPDMR Shareholding Notifications (2) dated May 14, 2008.

D. Information which the Company has distributed to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie Kaufman

ADDAX PETROLEUM

ADDAX PETROLEUM ANNOUNCES RECORD SECOND QUARTER 2008 RESULTS

- *83 per cent increase in Funds Flow From Operations to $524 million*
- *190 per cent increase in Net Income to $293 million*
- *8 per cent increase in Production to 132.9 Mbbl/d*

Calgary, August 6, 2008 - /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC and LSE:AXC), today announced its results for the quarter ended June 30, 2008. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars.

This announcement coincides with the filing with the Canadian and U.K. securities regulatory authorities of Addax Petroleum's Unaudited Consolidated Financial Statements for the quarter ended June 30, 2008 and related Management's Discussion and Analysis. Copies of these documents may be obtained via www.sedar.com, www.londonstockexchange.com and the Corporation's website, www.addaxpetroleum.com.

A conference call and webcast will be held for analysts and investors today Wednesday, August 6, 2008 at 11.00 a.m. Eastern Time / 4.00 p.m. London, U.K. Time. Full details can be found at the end of this announcement.

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "I am pleased to report that robust production performance in a record oil price environment has propelled Addax Petroleum to yet another quarter of record financial results. Activity levels on all our business fronts were high through the second quarter and, on balance, our operational performance was good. Our production levels were slightly below expectations, and may remain so for the balance of the year, but continue to be strong given supply constraints ongoing in the sector. During the second quarter, we also continued to expand Addax Petroleum's property portfolio with four new license interest acquisitions. This new business activity is closely aligned with our dynamic exploration program, which had mixed results during the second quarter, but remain exciting for the balance of the year. I am particularly pleased and encouraged that our initiatives to commercialize our reserves in Kurdistan and gas resources in Nigeria are gaining momentum and can offer excellent value for our shareholders."

Selected Financial Highlights

- Petroleum sales before royalties in the second quarter of 2008 amounted to $1,493 million, an increase of 98 per cent over petroleum sales before royalties of $753 million in the second quarter of 2007. The increase in petroleum sales before royalties was

primarily driven by a 81 per cent increase in the average crude oil sales price in the second quarter of 2008 to $123.17 per barrel (/bbl) as compared to $68.21/bbl realized in the second quarter of 2007 and an 11 per cent increase in sales volumes between the same periods. Inventory levels diminished slightly over the quarter as compared to Q1 2008 by 0.069 MMbbl, however the Corporation still retains a large oil inventory balance that is expected to decline further before the end of Q3 2008.

- Funds Flow From Operations for the second quarter of 2008 increased 83 per cent to $524 million ($3.37 per basic share) compared to $287 million ($1.85 per basic share) in the second quarter of 2007.
- Net income in the second quarter of 2008 increased 190 per cent to $293 million ($1.88 per basic share) compared to $101 million ($0.65 per basic share) in the corresponding period in 2007.
- Capital expenditures, excluding acquisition costs, increased by 34 per cent to $350 million in the second quarter of 2008 from $261 million in the second quarter of 2007. Development capital expenditures totaled $297 million in the second quarter, an increase of 71 per cent over development capital expenditure of $174 million in the second quarter of 2007. Exploration and appraisal capital expenditures totaled $53 million in the quarter, a decrease of 39 per cent over exploration and appraisal capital expenditures of $87 million in the second quarter of 2007.
- Acquisition costs associated with new business activities increased to $19 million in the second quarter of 2008 from $nil in the second quarter of 2007. New business activities included the acquisition of two new exploration license areas for the Corporation's property portfolio, the increase of the Corporation's working interest in two other exploration license areas and the commencement of an integrated gas utilization project in Nigeria.
- At the end of the second quarter 2008, bank debt totaled $910 million, a decrease of $40 million over the corresponding quarter in 2007. Bank debt is currently drawn under a 5-year, $1.6 billion senior secured term facility, with 4 years remaining. In addition, during the quarter, a new two year loan facility was signed and underwritten for an amount of $450 million, which may increase to $500 million after syndication. No amounts have been drawn on this facility as at June 30, 2008.

The following table summarizes the selected financial highlights:

Selected second quarter financial highlights	**Quarter ended June 30**		
$ million unless otherwise stated	**2008**	**2007**	**Change**
Petroleum sales before royalties	1,493	753	98%
Average realized sales price, $/bbl	123.17	68.21	81%
Sales volumes, MMbbl	12.2	11.0	11%
Funds Flow From Operations	524	287	83%
Net income	293	101	190%
Weighted average common shares outstanding (basic, millions)	156	155	1%
Funds Flow From Operations per share ($/basic share)	3.37	1.85	82%
Earnings per share ($/basic share)	1.88	0.65	189%

Weighted average common shares outstanding (diluted, millions)	162	157	3%
Funds Flow From Operations per share ($/diluted share)	3.24	1.82	78%
Earnings per share ($/diluted share)	1.83	0.65	182%
Total assets	4,502	3,282	37%
Long-term debt, excluding convertible bonds	910	950	-4%
Capital Expenditures – by Region			
Nigeria (excluding deepwater) & Cameroon	235	177	33%
Gabon	106	43	147%
Kurdistan Region of Iraq	9	35	-74%
Deepwater Nigeria & JDZ	3	2	50%
Corporate, acquisitions, farm-in and license signature fees	16	4	300%
Total	**369**	**261**	**41%**
Capital Expenditures – by Type			
Development	297	174	71%
Exploration & appraisal	53	87	-39%
subtotal	**350**	**261**	**34%**
Acquisitions, farm-in and license signature fees	19	0	n/a
Total	**369**	**261**	**41%**

Selected first half year financial highlights	**Half Year ended June 30**		
$ million unless otherwise stated	**2008**	**2007**	**Change**
Petroleum sales before royalties	2,647	1,380	92%
Average realized sales price, $/bbl	109.58	63.09	74%
Sales volumes, MMbbl	24.2	21.8	11%
Funds Flow From Operations	993	550	81%
Net income	533	180	196%
Weighted average common shares outstanding (basic, millions)	156	155	1%
Funds Flow From Operations per share ($/basic share)	6.38	3.55	80%
Earnings per share ($/basic share)	3.42	1.16	195%
Weighted average common shares outstanding (diluted, millions)	162	156	4%
Funds Flow From Operations per share ($/diluted share)	6.14	3.51	75%
Earnings per share ($/diluted share)	3.35	1.16	189%
Total assets	4,502	3,282	37%
Long-term debt, excluding convertible bonds	910	950	-4%
Capital Expenditures – by Region			
Nigeria (excluding deepwater) & Cameroon	496	342	45%
Gabon	172	74	132%
Kurdistan Region of Iraq	16	50	-68%
Deepwater Nigeria & JDZ	6	5	20%

Corporate, acquisitions, farm-in and license signature fees	19	6	217%
Total	**709**	**477**	**49%**
Capital Expenditures – by Type			
Development	543	319	70%
Exploration & appraisal	147	158	-7%
subtotal	**690**	**477**	**45%**
Acquisitions, farm-in and license signature fees	19	0	n/a
Total	**709**	**477**	**49%**

Selected New Business Highlights

- The second quarter of 2008 continued an active new business program for Addax Petroleum with the addition of two new exploration license areas to the Corporation's property portfolio and the increase of the Corporation's working interest in two other exploration license areas. In addition, Addax Petroleum received Federal Government of Nigeria approval of an integrated gas utilization initiative which could lead to the development and monetization of the Corporation's considerable gas resources in Nigeria.
- New business highlights for the second quarter of 2008 include the following:

  Gulf of Guinea Shallow Water (Nigeria and Cameroon)

  - The integrated gas utilization project in Nigeria was proposed by Addax Petroleum together with partners Chrome Oil Services Limited, a leading Nigerian oil and gas company, and Korea Gas Corporation, South Korea's national gas company and the largest LNG importer in the world (the "Consortium"). As approved by the Federal Government of Nigeria, the project is intended to include the exploration and development of gas fields in Nigeria, including the Corporation's OML137, to secure the gas reserves necessary to commercialize a new LNG production facility of up to 10 million tons per annum to be sited on Brass Island in Bayelsa State, to provide domestic power generation capacity of up to 1,000 megawatts and to provide feedstock for the development of petrochemical facilities. As part of the Federal Government approval, the Consortium has been instructed to cooperate with the Nigerian Ministry of State for Energy (Gas), the Department of Petroleum Resources and the Nigerian National Petroleum Corporation to establish fiscal and commercial terms for the upstream and downstream activities that meet the required investment levels for all participants in the project. The Corporation believes that these negotiations will take place rapidly and can be concluded in a timely fashion to achieve final investment decision by the end of 2009;
  - The Corporation was awarded a 40 per cent interest in Oil Prospecting License ("OPL") 227, offshore Nigeria. Addax Petroleum has paid a farm-in fee to our license area partners and a signature bonus to the Federal Government of Nigeria, and is obligated to fund 80 per cent of a work program comprising a minimum of 500 km^2 of 3D seismic acquisition during the exploration period. Addax Petroleum will also initially fund 80 per cent of all capital and operating costs on OPL227 and will be entitled to a higher than pro-rata share of the net production from OPL227 until all capital costs have been recovered after which all parties will be entitled to their pro rata share of production; and,

- Addax Petroleum signed a Production Sharing Contract ("PSC") with the Republic of Cameroon, relating to the Iroko exploration license area. Under the PSC, Addax Petroleum acquires a 100 per cent interest in the Iroko license area and is the operator. The Société Nationale des Hydrocarbures ("SNH"), the national oil company of Cameroon, holds a back-in right of 30% in case of a development. In consideration for its interest in Iroko, Addax Petroleum paid a signature bonus of $3 million and will undertake within the first three years a minimum work program valued at $17.5 million, which includes the acquisition of 3D seismic data and the drilling of one well.

Gabon

- Addax Petroleum acquired an additional 18 per cent working interest in the Iris Marin license area offshore Gabon by the acquisition of a subsidiary of Sterling Energy plc. Addax Petroleum will hold up to a 51.33 per cent working interest in the Iris Marin license area and, subject to Government approval, intends to become the operator.

Joint Development Zone ("JDZ")

- Addax Petroleum was awarded an additional 7.2 per cent participating interest in Block 4 of the Nigeria/Sao Tome and Principe JDZ by an independent arbitration tribunal. The award increases Addax Petroleum's interest in the license area from 38.3 per cent to 45.5 per cent. Addax Petroleum is also the operator of Block 4. Addax Petroleum has contracted to commence drilling operations in JDZ Block 4 in the fourth quarter of 2008, but believes that the drilling rig will not be delivered until the second half of 2009. In the interim, the Corporation continues to seek a rig of opportunity to drill the Kina prospect in JDZ Block 4 as early as the fourth quarter of 2008.

Selected Exploration and Appraisal Highlights

- During the second quarter of 2008, Addax Petroleum continued progressing the exploration program within its property portfolio through the drilling of four exploration and appraisal wells offshore Cameroon, commencing a seismic acquisition campaign onshore Gabon and additional appraisal work in the Kurdistan Region of Iraq.
- Exploration and appraisal highlights for the second quarter of 2008 include the following:

  Gulf of Guinea Shallow Water (Nigeria and Cameroon)

  - In Cameroon, the Corporation completed drilling its first exploration wells in the Ngosso and Iroko license areas. As part of the campaign, Addax Petroleum drilled two wells plus a sidetrack at Ngosso and one well at Iroko. The sidetrack drilled as part of the Ngosso drilling campaign established a gross hydrocarbon column of 79 feet while the two Ngosso exploration wells were plugged and abandoned. The Corporation believes the sidetrack discovery may be developed in the future together with existing oil discoveries in an overall field development. The Iroko well encountered hydrocarbons in the main objective interval and the Corporation is currently evaluating core, pressure and wireline data obtained during the drilling of the well. The Corporation plans to enter the next exploration period, including a commitment to drill one exploration well, and to acquire additional 3D seismic data on the prospective northern part of the license area.

Gabon

- The Corporation has recently completed a 2D seismic survey on its Remboue licence area during Q2 2008. The Corporation has also commenced a large-scale seismic acquisition survey on its onshore properties which is expected to include some 700-1000 km of 2D seismic on its Maghena and Epaemeno licence areas by mid-2009.

Gulf of Guinea Deep Water (Nigeria and JDZ)

- The Corporation continued its evaluation of drilling locations in the JDZ license areas and its efforts to secure a rig of opportunity to commence drilling operations in the fourth quarter of 2008. In OPL291, the Corporation is also planning to acquire 3D seismic survey in the second half of 2008.

Kurdistan Region of Iraq

- Addax Petroleum has imported a second, larger drilling rig (Kurdistan-1) and is expects to commence drilling the TT-10 well in August 2008, followed by the drilling of the Kewa Chirmila exploration well; and
- A successful acid stimulation campaign was performed on two wells during the second quarter. The stimulation campaign was focused on reservoir intervals which had previously demonstrated moderate flow potential. In all instances, flow potential was significantly improved. In the Shiranish formation in the TT-04 well, the flow rate was improved from 3,940 bbl/d pre-acidization to 11,080 bbl/d post-acidization. In the TT-06 well, two intervals were acidized resulting in flow rate improvements pre and post acidization from 2,020 bbl/d to 18,580 bbl/d in the Kometan formation and from 1,500 bbl/d to 3,080 bbl/d in the Qamchuqa formation.

Selected Operational Highlights

- Average gross working interest oil production in the second quarter of 2008 was 132,880 barrels per day (bbl/d) representing an increase of approximately 8 per cent over the 2007 average production of 123,000 bbl/d. Average oil production in the second quarter of 2008 included 105,500 bbl/d from Nigeria and 27,390 bbl/d from Gabon compared to a 2007 second quarter average production level of 104,100 bbl/d and 18,900 bbl/d, respectively.
- Development project highlights in the second quarter of 2008 include:

  Nigeria

  - drilled 8 new development wells which included 4 oil production wells and 2 water injection wells in OML123, 1 oil production well in OML126 and 1 oil production well in OML124;
  - placed a total of 2 new oil production wells on production in the quarter, representing 2 of the 6 production wells drilled in the quarter;
  - experienced contractor delays during the construction and installation of pipelines and related facilities which have resulted in approximately 6 Mbbl/d being shut-in at Oron West South in OML123. Partial production from Oron West South is expected to commence in Q3 2008, with full production expected to follow in Q4 2008 after the completion of related infrastructure construction. The Corporation has also been experiencing logistical constraints on its Nigeria properties related to increased security measures implemented during the quarter; and

- continued preparation of the Kita Marine and Antan field development plans.

Gabon

- drilled 5 new development wells onshore of which 3 were in the Addax Petroleum operated Tsiengui field in the Maghena license area and 2 were in the Shell-operated Koula field in the Awoun license area;
- placed a total of 3 new oil production wells on production in the Tsiengui field in the quarter of which 1 was drilled in the quarter and 2 were drilled in the previous quarter;
- experienced delays arising from the rectification of a well completion failure and temporarily higher than expected decline rates in some producing wells which inhibited production growth at the current drilling rates. New production from the Awoun license and increased capacity with the completion of the pipeline to Shell's Rabi facility are expected to augment production; and
- continued ongoing surface facilities development at the onshore Addax Petroleum operated Tsiengui and Obangue fields and the Shell-operated Koula field, including the extension of the Corporation's onshore oil export pipeline system, and at the offshore non-operated Ebouri field.

Kurdistan Region of Iraq

- completed the construction of the first phase for an early production system to provide approximately 10,000 bbl/d of capacity. Continuing construction on the early production system is expected to provide further capacity;
- continued trial production from the Taq Taq field at reduced rates with intermittent local sales. The Corporation is targeting to commence commercial oil production attributable to its working interest in the second half of 2008; and
- conducted studies during the quarter to support front-end engineering and design for an export pipeline.

- Operating netbacks in the second quarter of 2008 increased 78 per cent to $91.14/bbl compared to $51.17/bbl in the second quarter of 2007. Unit operating expenses in the second quarter of 2008 increased to $9.55/bbl, an increase of 66 per cent over the 2007 level of $5.75/bbl as the Corporation continues to face cost inflation pressures for the provision of services.

The following table summarizes selected operational information:

Selected second quarter operational highlights	**Quarter ended June 30**		
	2008	**2007**	**Change**
Quarter average gross working interest oil production (Mbbl/d)			
Nigeria (offshore)	98.5	96.6	2%
Nigeria (onshore)	7.0	7.5	-7%
Nigeria sub-total	*105.5*	*104.1*	*1%*
Gabon (offshore)	7.0	6.4	9%
Gabon (onshore)	20.4	12.5	63%
Gabon sub-total	*27.4*	*18.9*	*45%*
Total	**132.9**	**123.0**	**8%**

Prices, expenses and netbacks ($/bbl)			
Average realized sales price	123.17	68.21	81%
Operating expenses	9.55	5.75	66%
Operating netback	91.14	51.17	78%

Selected first half year operational highlights	**Half year ended June 30**		
	2008	**2007**	**Change**
Quarter average gross working interest oil production (Mbbl/d)			
Nigeria (offshore)	100.4	94.4	6%
Nigeria (onshore)	7.2	6.6	9%
Nigeria sub-total	*107.6*	*101.0*	*7%*
Gabon (offshore)	7.0	6.4	9%
Gabon (onshore)	21.4	12.2	75%
Gabon sub-total	*28.4*	*18.6*	*53%*
Total	**136.0**	**119.6**	**14%**
Prices, expenses and netbacks ($/bbl)			
Average realized sales price	109.58	63.09	74%
Operating expenses	8.81	6.72	31%
Operating netback	81.78	46.75	75%

Dividend

During the second quarter of 2008, the Corporation paid a dividend of CDN$0.10 per share. The Board of Directors of the Corporation declared a dividend of CDN$0.10 per share on August 5, 2008 which is payable on September 11, 2008 to shareholders of record on August 28, 2008. In accordance with Canada Revenue Agency Guidelines, dividends paid by the Corporation during the period are eligible dividends.

Recent Developments

Since the end of the second quarter of 2008, the Corporation made the following announcements:

- on July 4, 2008, the Corporation announced the results of drilling 3 exploration wells plus a sidetrack in the Ngosso and Iroko license areas;
- on July 7, 2008, the Corporation announced that the historic milestone of 200 million barrels of oil production from the Addax Petroleum operated OML123 offshore Nigeria had been achieved; and
- on July 16, 2008, the Corporation announced that it has been awarded an additional 7.2 per cent participating interest in Block 4 of the Nigeria/Sao Tome and Principe JDZ by an independent arbitration tribunal, increasing Addax Petroleum's interest in the license area to 45.5 per cent.

Outlook

Due to year-to-date results, delays in the installation of pipelines and related facilities and other operational issues, the Corporation is revising its production outlook for 2008. Addax Petroleum expects annual average working interest gross oil production for 2008 to be approximately 136,000 to 140,000 bbl/d. The Corporation's capital budget for 2008 remains unchanged at $1,615 million.

Analyst Conference Call

Financial analysts are invited to participate in a conference call and webcast today Tuesday, August 6, at 11:00 a.m. Eastern Time / 4:00 p.m. London, U.K. time with Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. Michael Ebsary, Chief Financial Officer and Mr. James Pearce, Chief Operating Officer. The media and shareholders may participate on a listen only basis. To participate in the conference call, please dial one of the following:

Toronto:	*416 644 3419*
Toll-free (Canada and the US):	*1 800 732 6179*
Toll-free (UK):	*00 800 2288 3501*
Toll-free (Switzerland):	*00 800 2288 3501*

A replay of the call will be available at (416) 640 1917 or (877) 289 8525, passcode 21277903# until Friday, August 22, 2008.

Investors are invited to listen to the live webcast of the presentation via the following link:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2363680

The presentation slides for the above will be available prior to the conference call and webcast on Addax Petroleum's website at www.addaxpetroleum.com.

Legal Notice – Forward-Looking Statements

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "may", "will", "should", "could", "would", "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters, government approvals and syndication of new financing. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and

transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, production start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this report is made as of the date of this report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement

Non-GAAP Measures

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operating activities determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For additional information, please contact:

Mr. Michael Ebsary
Chief Financial Officer
Tel.: +41 (0) 22 702 94 03
michael.ebsary@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 8011
nick.cowling@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Patrick Spollen
Investor Relations

Mr. Alisdair Haythornthwaite
Press Relations

Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

Addax Petroleum Corporation

Consolidated Financial Statements

As at June 30, 2008 and for the three and six months ended June 30, 2008 and 2007

ADDAX PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS (unaudited)
(US$ millions)

	June 30, 2008	December 31, 2007
ASSETS		
Current		
Cash and cash equivalents (note 9)	201	32
Accounts receivable (note 11)	435	312
Inventories (note 7)	188	129
Prepaid expenses	55	39
	879	**512**
Partner loan receivable	21	21
Future income taxes	-	7
Other non-current assets	24	20
Property, plant and equipment (note 3)	3,085	2,706
Goodwill	493	493
	3,623	**3,247**
	4,502	**3,759**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	588	545
Income taxes and royalties payable	161	33
Deferred revenue	5	10
	754	**588**
Asset retirement obligations	135	130
Future income taxes	218	125
Other long-term liabilities	6	7
Long-term debt (note 2)	910	950
Convertible bonds	250	245
	1,519	**1,457**
Shareholders' equity		
Share capital (note 4)	759	758
Convertible bonds	56	56
Contributed surplus (note 4)	51	38
Retained earnings	1,363	862
	2,229	**1,714**
	4,502	**3,759**

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:

(Signed) "Jean-Claude Gandur"
Director

(Signed) "Wesley Twiss"
Director

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
(US$ millions, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2008	**2007**	**2008**	**2007**
REVENUE				
Petroleum sales (note 11)	1,493	753	2,647	1,380
Royalties	(273)	(125)	(459)	(210)
Net sales	1,220	628	2,188	1,170
Other income	1	1	2	2
Total net revenue	**1,221**	**629**	**2,190**	**1,172**
EXPENSES				
Operating	116	63	213	147
General and administrative	10	11	19	18
Depletion, depreciation and accretion (note 3)	144	146	280	277
Pre-acquisition and other expenses	7	3	14	8
Share-based compensation	6	3	13	9
Interest on long-term debt	15	22	34	39
Interest on convertible bonds	6	3	11	3
Foreign exchange (gain) loss	2	-	(2)	1
Total expenses	**306**	**251**	**582**	**502**
Income before provision for income taxes	**915**	**378**	**1,608**	**670**
Provision for income taxes				
Current	(551)	(235)	(920)	(407)
Future	(71)	(42)	(155)	(83)
	(622)	**(277)**	**(1,075)**	**(490)**
Net income and comprehensive income	**293**	**101**	**533**	**180**
Earnings per share (note 5)				
Basic	$1.88	$0.65	$3.42	$1.16
Diluted	$1.83	$0.65	$3.35	$1.16

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(US$ millions)

	Three months ended June 30,		Six months ended June 30,	
	2008	**2007**	**2008**	**2007**
Retained earnings, beginning of period	1,086	482	862	410
Net income for the period	293	101	533	180
Dividends	(16)	(7)	(32)	(14)
Retained earnings, end of period	**1,363**	**576**	**1,363**	**576**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(US$ millions)

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITES				
Net income	**293**	**101**	**533**	**180**
Items not requiring outlay of cash:				
Future income taxes	71	42	155	83
Depletion and depreciation	144	146	280	277
Share-based compensation	6	3	13	9
Convertible bond interest accretion	6	3	11	3
Foreign exchange	2	-	(2)	1
Other items	2	(8)	3	(3)
	524	**287**	**993**	**550**
Changes in non-cash working capital (note 9)	184	(336)	(38)	(417)
	708	**(49)**	**955**	**133**
CASH FLOWS USED IN INVESTING ACTIVITIES				
Expenditures on property, plant and equipment	(369)	(261)	(709)	(477)
Change in non-cash working capital (note 9)	(8)	26	1	(1)
	(377)	**(235)**	**(708)**	**(478)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of long-term debt	-	275	200	1,250
Repayment of long-term debt	(215)	(300)	(240)	(1,130)
Proceeds from issuance of convertible bonds, net of issue costs	-	294	-	294
Issue costs on long-term debt	(6)	-	(6)	(18)
Dividends paid	(16)	(7)	(32)	(14)
	(237)	**262**	**(78)**	**382**
Net increase (decrease) in cash and cash equivalents	**94**	**(22)**	**169**	**37**
Cash and cash equivalents, beginning of period	107	93	32	34
Cash and cash equivalents, end of period	**201**	**71**	**201**	**71**

See accompanying notes to the consolidated financial statements

(Tabular amounts in US$ millions)

1. ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Addax Petroleum Corporation ("Addax Petroleum") include the accounts of Addax Petroleum, its wholly-owned subsidiaries and its proportionate interests in joint ventures, and have been prepared following the same accounting policies and methods of their application as the audited consolidated financial statements of Addax Petroleum as at December 31, 2007, except as described below. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed or excluded. These financial statements should be read in conjunction with Addax Petroleum's audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

Change in Accounting Policies

The Canadian Institute of Chartered Accountants amended ("CICA") Handbook Section 1400, *General Standards of Financial Statement Presentation.* No changes were required to these financial statements as a result of this change.

Inventories

Effective January 1, 2008, Addax Petroleum prospectively adopted the new CICA Handbook Section 3031, *Inventories* which provides guidance regarding the measurement of inventories including the allocation of costs such as overhead and fixed production costs and allows for the reversal of previous impairment. There were no changes required to the valuation of inventory for the current or comparative period.

Financial instruments

Effective January 1, 2008, Addax Petroleum prospectively adopted the new CICA Handbook Sections 3862, *Financial Instruments – Disclosures* and 3863, *Financial Instruments – Presentation.* The purpose of these sections is to enhance the financial statement users' ability to evaluate:

- the significance of financial instruments on an entity's financial position, performance and cash flows;
- the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date; and
- how the entity manages those risks.

The new standards require additional disclosure with no effect on the financial statements.

Capital management

Effective January 1, 2008, Addax Petroleum adopted the new CICA Handbook Section 1535, *Capital Disclosures* for disclosure of an entity's objectives, policies and processes for managing capital.

The new standard requires additional disclosure with no effect on the financial statements.

(Tabular amounts in US$ millions)

Effect of Future Changes in Accounting Policies

The CICA Accounting Standards Board has adopted the following new or amended Handbook Sections.

In February 2008, the CICA issued Section 3064, *Goodwill and intangible assets*, ("Section 3064") replacing Sections 3062, *Goodwill and other intangible assets* ("Section 3062") and 3450, *Research and development costs*. Various changes have been made to other standards to be consistent with Section 3064. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, Addax Petroleum will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. Addax Petroleum is currently evaluating the impact of the adoption of Section 3064 on its consolidated financial statements, however, it is not expected that the adoption will have a material impact on the consolidated financial statements.

In January 2006, the Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. Public companies in Canada are required to adopt International Financial Reporting Standards ("IFRS") effective January 1, 2011. Addax Petroleum is considering seeking exemptive relief for early adoption of IFRS, subject to Canadian Securities Administrators' approval.

2. LONG-TERM DEBT

In April 2008, a two year unsecured loan facility bearing interest at the Lenders' LIBOR plus 2.90% was signed and underwritten for an amount of $450 million, which may increase to $500 million after syndication. This loan facility will be used to provide additional funding capacity for acceleration or increase in capital expenditure projects and acquisition opportunities, if any. No amounts have been drawn down on this facility as at June 30, 2008.

Amounts drawn under the $1.6 billion senior secured reducing revolving debt facility (the "Facility") bear interest at the Lenders' LIBOR plus an applicable margin between 1.75% and 2.65%. The effective interest rate on the Facility for the period ended June 30, 2008 was 6.51% (2007: 7.96%).

In addition to the funds drawn on the loan, letters of credit totaling $129 million (2007: $134 million) related to the Nigerian and Joint Development Zone ("JDZ") assets were outstanding at June 30, 2008.

Costs incurred to arrange both the Facility and the two year unsecured loan facility have been recorded as other assets and are amortized over the term of the arrangements.

(Tabular amounts in US$ millions)

3. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2008	December 31, 2007
Oil and natural gas properties	4,646	3,987
Accumulated depletion	(1,576)	(1,299)
	3,070	2,688
Corporate assets	27	27
Accumulated depreciation	(12)	(9)
	15	18
Balance, end of period	**3,085**	**2,706**

Property, plant and equipment by cost centre is as follows:

Cost Centre	June 30, 2008	December 31, 2007
Nigeria	1,338	1,124
Gabon	1,204	1,109
Iraq	242	227
Joint Development Zone	209	200
Cameroon	77	28
Corporate assets	15	18
Balance, end of period	**3,085**	**2,706**

(Tabular amounts in US$ millions)

Included in property, plant and equipment are net capitalized interest costs of $ 15 million (2007: $17 million). No interest costs have been capitalized during the six month periods ended June 30, 2008 and 2007.

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	June 30, 2008	December 31, 2007
Unproved properties		
Nigeria	329	268
Iraq	242	227
Joint Development Zone	209	201
Cameroon	77	28
Gabon	32	21
	889	**745**

4. SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. There are no preferred shares outstanding.

Issued and Outstanding	**Six months ended June 30, 2008**		**Year ended December 31, 2007**	
Common Shares	**Number**	**Amount**	**Number**	**Amount**
Balance, beginning of period	155,641,575	758	155,065,556	739
Issued during the period	9,512	1	576,019	19
Balance, end of period	**155,651,087**	**759**	**155,641,575**	**758**

Addax Petroleum declared a dividend of CDN$0.10 per share payable on September 11, 2008 to shareholders of record on August 28, 2008.

Contributed surplus

	June 30, 2008	December 31, 2007
Balance, beginning of period	38	20
Share-based compensation	13	22
Transferred to share capital	-	(4)
Balance, end of period	**51**	**38**

(Tabular amounts in US$ millions)

5. EARNINGS PER SHARE

Diluted per share information is calculated using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock grants and other instruments are used to re-purchase and cancel common shares at the average trading price for the period.

	Three months ended June 30, 2008		Six months ended June 30, 2008	
	Shares	Net Income	Shares	Net Income
Basic weighted average number of common shares outstanding	155,651,087	293	155,650,617	533
Effect of share-based compensation	884,252	-	884,252	-
Effect of convertible bonds	5,929,234	6	5,929,234	11
Diluted weighted average number of common shares outstanding	162,464,573	299	162,464,103	544

	Three months ended June 30, 2007		Six months ended June 30, 2007	
	Shares	Net Income	Shares	Net Income
Basic weighted average number of common shares outstanding	155,077,530	101	155,075,612	180
Effect of share-based compensation	2,354,091	-	1,382,143	-
Diluted weighted average number of common shares outstanding	157,431,621	101	156,457,755	180

6. CAPITAL MANAGEMENT

Addax Petroleum's objectives when managing capital are:

a) To safeguard Addax Petroleum's financial capacity and liquidity for future earnings in order to continue to provide an appropriate return to shareholders and other stakeholders;
b) To maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk; and
c) To enable Addax Petroleum to maximize growth by meeting its capital expenditure budget and to expend its budget to accelerate projects, and take advantage of acquisition opportunities.

Addax Petroleum's capital structure includes shareholders' equity, long-term debt, convertible bonds and cash and cash equivalents.

(Tabular amounts in US$ millions)

	June 30, 2008	December 31, 2007
Shareholders' equity	2,229	1,714
Long-term debt	910	950
Convertible bonds	250	245
Cash and cash equivalents	(201)	(32)
Capital	**3,188**	**2,877**

Addax Petroleum regularly monitors and reviews the amount of capital in proportion to risk and future development and exploration opportunities. Addax Petroleum manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Addax Petroleum may issue new debt or equity or similar instruments, reduce debt levels, adjust the amount of dividends paid to shareholders, or make adjustments to its capital expenditure program.

Addax Petroleum's objectives with regard to capital management remain unchanged from 2007.

7. INVENTORIES

	June 30, 2008	December 31, 2007
Oil products	67	38
Materials and supplies	121	91
Balance, end of period	**188**	**129**

For the six months ended June 30, 2008, $44 million of inventories has been recognized as an operating expense.

8. FINANCIAL INSTRUMENTS

Addax Petroleum manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (commodity prices, foreign currency exchange rates, and interest rates), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of Addax Petroleum's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities and, if required, through the use of derivative financial instruments. Addax Petroleum does not use derivative financial instruments for purposes other than risk management. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

Addax Petroleum's risk management policies and procedures have not changed from 2007.

(Tabular amounts in US$ millions)

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. Addax Petroleum may use derivative financial instruments such as foreign exchange contracts and interest rate swaps to manage certain exposures. These market risks are evaluated by monitoring changes in key economic indicators and market information on an on-going basis.

a) Foreign exchange risk

Addax Petroleum is exposed to foreign exchange risk because subsidiary companies undertake transactions in foreign currencies, primarily with respect to the Swiss franc (or "CHF"), the Nigerian naira (or "NGN"), Central African franc (CFA), which is pegged to the euro, and the euro (or "EUR"). Exchange rate exposures are managed within approved policy parameters which may utilize both local currency borrowing facilities and forward contracts to hedge its exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item or be directly correlated to that currency.

Forward currency contract

In December 2007, Addax Petroleum entered into foreign exchange forward contracts to purchase CHF 72 million for $65 million which expire in December 2008. These forward contracts fix the exchange rate used to convert a portion of Addax Petroleum's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes.

Included in the statement of operations and comprehensive income as at June 30, 2008 are unrealized gains of $4 million related to these contracts.

Foreign currency sensitivity analysis

Period-to-period changes in the average foreign exchange rates may cause translation effects having a significant impact on operating costs, segment profit and net income.

The following table details Addax Petroleum's sensitivity to a 10% variation in the US dollar against the relevant foreign currencies for exposures which are not hedged for the six month period ended June 30, 2008.

	Currency	
	NGN	**EUR**
Impact on net income before tax	12	4

This sensitivity analysis was prepared by using the average monthly foreign exchange rates over the period adjusted for a 10% variation and applied to those transactions during the six month period sourced in the relevant foreign currency.

b) Interest rate risk

Addax Petroleum is exposed to interest rate cash flow risk on its outstanding borrowings; specifically, on the floating rate element of its long-term debt. 78% of loans have floating

interest rates. Addax Petroleum manages this risk through regular review of market conditions and interest rates, for which, if considered necessary, recommendations for changes to existing financing or new arrangements are presented to the board of directors for approval.

Interest rate sensitivity analysis

A 1% change in the interest rate would affect net income for the six month period by $5 million. This was calculated by applying 1% to the average monthly balance of the long-term debt facility over the period.

c) Commodity price risk

Addax Petroleum is exposed to movements in the prices of oil commodities sold during its normal course of operations. Management does not currently use derivative instruments to hedge commodity prices as it believes the stakeholders should experience the full effect of changes in market prices.

Commodity price sensitivity analysis

A $1 change in the average realized oil price would affect net income for the six month period by $7 million. This was calculated by applying a $1/barrel change, on a weighted average basis, to sales by license, and adjusted for relevant increases in royalties and taxes.

Credit risk

Credit risk is the risk of economic loss arising when a counterparty fails to meet its obligations as they come due. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness and the respective concentration risk.

Credit risk resulting from joint venture operations is managed through the use of cash calls to partners prior to incurring expenditures. Therefore, management believes that there is no significant credit risk inherent in Addax Petroleum's accounts receivable from joint venture partners.

Of Addax Petroleum's significant individual accounts receivable at June 30, 2008, approximately 46% was due from one related party customer (December 31, 2007 – 48%). Amounts due from this related party have historically been collected when due. Credit risk on trade receivables from non-related parties is managed through dealing with creditworthy counterparties, typically publicly traded international oil and gas companies for which financial information is readily available for review.

The partner loan receivable will be settled after the commencement of production from the Taq Taq Field, in accordance with the farm-in agreement.

The maximum exposure to credit risk is equal to the carrying amount of financial instruments classified as loans and receivables.

Liquidity risk

Liquidity risk encompasses the risk that a company cannot meet its financial obligations in full. Addax Petroleum's main sources of liquidity are its operations, long-term debt facilities

(Tabular amounts in US$ millions)

and convertible bonds. These funds are primarily used to finance working capital, operating expenses, capital expenditures, dividends and acquisitions.

Addax Petroleum manages its liquidity risk by regularly monitoring its cash flows from operating activities, holding adequate amounts of cash and cash equivalents and utilization of its long-term debt facilities (refer to note 2). The current year's budget is planned to be funded from cash flow from operations and the long-term debt facilities provide additional flexibility for short-term timing fluctuations.

Fair value

The estimated fair values of purchased derivative financial instruments are recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in foreign exchange gain/(loss) in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

The carrying value and fair value of these financial instruments at June 30, 2008 as well as any related interest expense for the six month period ended June 30, 2008 are as follows:

	June 30, 2008		December 31, 2007	
Financial Instrument	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
Financial Assets				
Held for trading				
Cash and cash equivalents	201	201	32	32
Loans and receivables				
Accounts receivable	435	435	312	312
Partner loan receivable	21	21	21	21
Financial Liabilities				
Other liabilities				
Accounts payable and accrued liabilities	588	588	545	545
Long-term debt	910	910	950	950
Convertible bonds	250	n/a	245	n/a

Financial liabilities interest expense

	Three months ended June 30		Six month ended June 30	
	2008	**2007**	**2008**	**2007**
Long-term debt [(1)]	15	22	34	39
Convertible bonds [(2)]	6	3	11	3

(1) Included in interest on long-term debt in the consolidated statement of operations

(2) Included in interest on convertible bonds in the consolidated statement of operations. Non-cash interest expense relating to accretion of the initial discount and transaction costs that are netted against this liability are included in convertible bond interest accretion in the consolidated statement of cash flows.

Classification of financial instruments remains unchanged from 2007.

(Tabular amounts in US$ millions)

The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date using the methods and premises presented below.

a) Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities
Due to the short term nature of these financial instruments, fair value approximates carrying value.

b) Partner loan receivable
The partner loan is non-interest bearing with no fixed terms of repayment (except with reference to an undetermined date of commencement of production). The fair value is not expected to be materially different from the carrying value.

c) Long-term debt
The fair value of long-term debt approximates its carrying value due to the floating interest rate.

d) Convertible bond
The convertible bonds are traded on the Professional Securities Market of the London Stock Exchange plc, an unregulated market. Addax Petroleum's exposure is limited to the bond face value plus accrued interest.

9. SUPPLEMENTARY CASH FLOW INFORMATION

(a) Changes in non-cash working capital

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
Accounts receivable	25	(34)	(123)	(8)
Prepaid expenses	(16)	4	(16)	(11)
Inventories	(29)	(58)	(59)	(41)
Accounts payable and accrued liabilities	69	(27)	43	(19)
Income taxes and royalties payable	141	(221)	128	(334)
Deferred revenue	(3)	-	(5)	(4)
Bond coupon interest	(3)	-	(6)	-
Changes in non-cash working capital	**184**	**(336)**	**(38)**	**(417)**

(b) Other cash flow information

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
Interest paid	15	12	20	29
Income taxes paid	43	16	67	23
Total	**58**	**28**	**87**	**52**

(Tabular amounts in US$ millions)

Addax Petroleum pays petroleum profits tax and royalties in Nigeria through government liftings taken-in-kind. For the six months ended June 30, 2008, such government liftings totalled $1,071 million (2007: $889 million) and $542 million for the three months ended June 30, 2008 (2007: $546 million).

(c) Cash and cash equivalents

	June 30, 2008	December 31, 2007
Cash	200	31
Short-term deposits	1	1
Balance, end of period	**201**	**32**

10. INVESTMENT IN JOINT VENTURES

Included in the consolidated financial statements are the following items that represent Addax Petroleum's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	June 30, 2008	December 31, 2007
Current assets	118	83
Non-current assets	892	797
Current liabilities	(899)	(795)
Non-current liabilities	(15)	(13)
Net liabilities	**96**	**72**
Income	144	165
Expenses	103	122

11. RELATED PARTY TRANSACTIONS

The following transactions took place between Addax Petroleum and the following related parties:

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
Sales to Addax B.V.	628	139	1,044	366
Charges:				
Addax Bunkering Services	(18)	(7)	(30)	(12)
AOG Advisory Services Ltd, London	(2)	-	(3)	(1)
Addax B.V.	(1)	(2)	(2)	(7)

(Tabular amounts in US$ millions)

Addax B.V markets Addax Petroleum's crude oil for a fee. The charges from AOG Advisory Services Ltd. include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for Addax Petroleum's FPSO's and other marine support vessels. All transactions with these related parties are recorded at amounts agreed to by the parties and are made on the same terms and conditions as with non-related customers.

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	June 30, 2008	December 31, 2007
Addax B.V.	191	150
AOG Advisory Services Ltd, London	-	(1)
Addax Bunkering Services	(2)	(8)

12. CONTINGENCIES

As described in Note 17 to the audited consolidated financial statements as at and for the year ended December 31, 2007, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. Costs are recorded as they are incurred or become determinable. Management believes the resolution of these matters will not have a material adverse effect on Addax Petroleum's liquidity, consolidated financial position or results of operations.

13. COMMITMENTS

Addax Petroleum has assumed various contractual obligations and commitments in the normal course of operations and financing activities. The commitments and contractual obligations have not substantially changed from the December 31, 2007 year end except for an additional $49 million commitment for the purchase of equipment.

(Tabular amounts in US$ millions)

14. GEOGRAPHICAL INFORMATION

Addax Petroleum generates revenue in Nigeria and in Gabon.

	Six months ended June 30, 2008			
	Nigeria	Gabon	Corporate	Total
REVENUE				
Petroleum sales	2,112	535	-	2,647
Royalties	(382)	(77)	-	(459)
Net sales	1,730	458	-	2,188
Other income	1	-	1	2
Total net revenue	**1,731**	**458**	**1**	**2,190**
EXPENSES				
Operating	156	57	-	213
General and administrative	-	-	19	19
Depletion, depreciation and accretion	192	81	7	280
Pre-acquisition and other expenses	-	-	14	14
Share-based compensation	-	-	13	13
Interest on long-term debt	-	-	34	34
Interest on convertible bonds	-	-	11	11
Foreign exchange (gain)/loss	(2)	5	(5)	(2)
Total expenses	**346**	**143**	**93**	**582**
Income before provision for income taxes	**1,385**	**315**	**(92)**	**1,608**
Provision for income taxes				
Current	(788)	(131)	(1)	(920)
Future	(155)	-	-	(155)
	(943)	**(131)**	**(1)**	**(1,075)**
Net income and comprehensive income	**442**	**184**	**(93)**	**533**

(Tabular amounts in US$ millions)

	Three months ended June 30, 2008			
	Nigeria	**Gabon**	**Corporate**	**Total**
REVENUE				
Petroleum sales	1,171	322	-	1,493
Royalties	(211)	(62)	-	(273)
Net sales	960	260	-	1,220
Other income	-	-	1	1
Total net revenue	**960**	**260**	**1**	**1,221**
EXPENSES				
Operating	84	32	-	116
General and administrative	-	-	10	10
Depletion, depreciation and accretion	96	44	4	144
Pre-acquisition and other expenses	-	-	7	7
Share-based compensation	-	-	6	6
Interest on long-term debt	-	-	15	15
Interest on convertible bonds	-	-	6	6
Foreign exchange (gain)/loss	(1)	2	1	2
Total expenses	**179**	**78**	**49**	**306**
Income before provision for income taxes	**781**	**182**	**(48)**	**915**
Provision for income taxes				
Current	(469)	(81)	(1)	(551)
Future	(71)	-	-	(71)
	(540)	**(81)**	**(1)**	**(622)**
Net income and comprehensive income	**241**	**101**	**(49)**	**293**

(Tabular amounts in US$ millions)

	Six months ended June 30, 2007			
	Nigeria	**Gabon**	**Corporate**	**Total**
REVENUE				
Petroleum sales	1,177	203	-	1,380
Royalties	(196)	(14)	-	(210)
Net sales	981	189	-	1,170
Other income	1	-	1	2
Total net revenue	**982**	**189**	**1**	**1,172**
EXPENSES				
Operating	109	38	-	147
General and administrative	-	-	18	18
Depletion, depreciation and accretion	205	66	6	277
Pre-acquisition and other expenses	-	-	8	8
Share-based compensation	-	-	9	9
Interest on long-term debt	-	-	39	39
Interest on convertible bonds	-	-	3	3
Foreign exchange (gain)/loss	(1)	-	2	1
Total expenses	**313**	**104**	**85**	**502**
Income before provision for income taxes	**669**	**85**	**(84)**	**670**
Provision for income taxes				
Current	(364)	(42)	(1)	(407)
Future	(83)	-	-	(83)
	(447)	**(42)**	**(1)**	**(490)**
Net income and comprehensive income	**222**	**43**	**(85)**	**180**

(Tabular amounts in US$ millions)

	Three months ended June 30, 2007			
	Nigeria	**Gabon**	**Corporate**	**Total**
REVENUE				
Petroleum sales	651	102	-	753
Royalties	(118)	(7)	-	(125)
Net sales	533	95	-	628
Other income	1	-	-	1
Total net revenue	**534**	**95**	**-**	**629**
EXPENSES				
Operating	50	13	-	63
General and administrative	-	-	11	11
Depletion, depreciation and accretion	111	30	5	146
Pre-acquisition and other expenses	-	-	3	3
Share-based compensation	-	-	3	3
Interest on long-term debt	-	-	22	22
Interest on convertible bond	-	-	3	3
Foreign exchange (gain)/loss	(1)	-	1	-
Total expenses	**160**	**43**	**48**	**251**
Income before provision for income taxes	**374**	**52**	**(48)**	**378**
Provision for income taxes				
Current	(211)	(23)	(1)	(235)
Future	(42)	-	-	(42)
	(253)	(23)	(1)	(277)
Net income and comprehensive income	**121**	**29**	**(49)**	**101**

15. SUBSEQUENT EVENTS

Under the long-term incentive plan, Addax Petroleum offered approximately 1 million common shares to employees in July 2008. These common shares will vest over three years, commencing August 1, 2008.

ADDAX PETROLEUM



Management's Discussion & Analysis

For the Interim Period Ended June 30th, 2008



The following Management's Discussion and Analysis of Addax Petroleum Corporation ("Addax Petroleum") is dated August 6, 2008 and should be read in conjunction with Addax Petroleum's interim unaudited consolidated financial statements as at June 30, 2008 as well as the audited consolidated financial statements for the year ended December 31, 2007 together with the notes thereto. The consolidated financial statements presented herein are those of Addax Petroleum and its subsidiaries. Except as otherwise indicated, certain defined words, abbreviations and terms used herein have the meaning set forth in Addax Petroleum's Annual Information Form dated March 13, 2008 ("AIF"). Addax Petroleum's AIF and additional information regarding Addax Petroleum are available from SEDAR at www.sedar.com. All amounts presented are in United States dollars (US$) unless otherwise indicated.

LEGAL NOTICE – FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "may", "will", "should", "could", "would", "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters, government approvals and syndication of new financing. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, production start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.
Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this report is made as of the date of this report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

NON-GAAP MEASURES

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. FFFO and Operating Netback are not recognized measures under Canadian Generally Accepted Accounting Principles ("GAAP"). Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operating activities determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.



CONTENTS

Second Quarter 2008 Highlights

Selected Highlights	Three months ended		Six months ended	
	30-Jun	30-Jun	30-Jun	30-Jun
(US$ million, unless otherwise stated)	**2008**	2007	**2008**	2007
FINANCIAL:				
Petroleum sales before royalties	**1,493**	753	**2,647**	1,380
Funds Flow From Operations ("FFFO") [1]	**524**	287	**993**	550
FFFO per share ($/basic share)	**3.37**	1.85	**6.38**	3.55
FFFO per share ($/diluted share)	**3.24**	1.82	**6.14**	3.51
Net income	**293**	101	**533**	180
Earnings per share ($/basic share)	**1.88**	0.65	**3.42**	1.16
Earnings per share ($/diluted share)	**1.83**	0.65	**3.35**	1.16
Weighted average common shares outstanding (millions)	**156**	155	**156**	155
Cash dividend per share (CDN$/basic share)	**0.10**	0.05	**0.20**	0.10
Total assets	**4,502**	3,282	**4,502**	3,282
Capital expenditures, net of dispositions	**369**	261	**709**	477
Total long-term liabilities	**1,519**	1,361	**1,519**	1,361
OPERATIONAL:				
Average gross working interest oil production (Mbbl/d):				
Nigeria	**105.5**	104.1	**107.6**	101.0
Gabon	**27.4**	18.9	**28.4**	18.6
Total	**132.9**	123.0	**136.0**	119.6
Prices, expenses and netbacks ($/bbl):				
Nigeria				
Average realized price	**124.86**	68.69	**110.58**	63.74
Operating expense	**9.01**	5.32	**8.20**	5.90
Operating netback	**93.31**	50.88	**82.34**	47.17
Gabon				
Average realized price	**117.50**	65.30	**105.82**	59.62
Operating expense	**11.34**	8.40	**11.06**	11.29
Operating netback	**83.83**	52.74	**79.67**	44.37

The following changes occurred between the second quarter ("Q2") 2008 and Q2 2007:

- Petroleum sales increased quarterly by $740 million or 98% and year-to-date by $1,267 or 92%; the increase relates mostly to higher crude prices as well as higher production.
- FFFO increased quarterly by $237 million or 83% and year-to-date by $443 or 81% as a result of the higher sales volumes, sales prices and operating cash flows.
- Net income increased quarterly by $192 million or 190% and year-to-date by $353 million or 196%, as sales increased at a significantly greater rate than associated operating and depletion costs.
- Capital expenditures increased quarterly by $108 million or 41% and year-to-date by $232 million or 49% due primarily to increased activity.
- Average gross[2] working interest oil production increased on a quarterly basis by 9.9 Mbbl/d or 8% and on a year-to-date basis by 16.4 Mbbl/d or 14% resulting from development drilling and workover campaigns.
- Average daily sales rose to 133.5 Mbbl/d in Q2 2008 and 132.8 Mbbl/d year-to-date 2008 compared to 121.3 Mbbl/d in Q2 2007 and 120.5 Mbbl/d year-to-date 2007, as a result of rising production levels.
- Average operating netback for Nigerian crude oil increased quarterly by $42.43/bbl or 83% and year-to-date by $35.17/bbl or 75% due to higher average sales prices.
- Average operating netback for Gabonese crude oil increased quarterly by $31.09/bbl or 59% and year-to-date by $35.30/bbl or 80% given the higher average realized sales prices and lower operating expenses per barrel from higher production.

1 Refer to page 29 for reconciliation between FFFO and Cash Flows from Operating Activities
2 Production attributable to Addax Petroleum's interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil.

Second Quarter 2008 Operational Update

HIGHLIGHTS

During Q2 2008, Addax Petroleum's gross working interest oil production averaged 132.9 Mbbl/d. Drilling activity was at high levels with a total of 17 development, exploration and appraisal wells drilled during the quarter. Operational and new business highlights for Q2 2008 include:

- Gross working interest oil production of 132.9 Mbbl/d in Q2 2008, an increase of 8% over Q2 2007 but a 4% decrease over Q1 2008; production performance is below the forecast associated with the 2008 guidance of between 140 and 145 Mbbl/d; the principal reasons for the under production being project delays tied to performance of indigenous contractors utilized to support local content requirements and logistical constraints tied to increased security measures in Nigeria. However, this is offset given a number of new development wells in Nigeria which should be placed on production during the second half of 2008. In Gabon, production was below forecast levels due to delays arising from the rectification of a well completion failure as well as, higher than expected decline rates in some production wells inhibiting production growth at the current drilling rates. Therefore, the Gabon production forecast has had a downward revision. As a result, our production forecast for the year has been reduced (see 'Outlook for Remainder of 2008' section).

- Eight drilling rigs operated by Addax Petroleum, a total of 13 development wells drilled and a further 4 exploration and appraisal wells and one sidetrack was drilled;

- Exploration and appraisal drilling in Cameroon resulted in the Tali oil discovery in Ngosso; 3D seismic is planned later this year. Further exploration drilling is planned in 2009 for both the Ngosso and Iroko permits;

- Acquisition of an exploration license area (OPL227) offshore Nigeria and an exploration licence area (Iroko) offshore Cameroon;

- Acquisition of an additional 18% working interest in the Iris Marin license area offshore Gabon, and an additional 7.2% working interest in the JDZ Block 4 license area.

NEW BUSINESS



On April 3, 2008, Addax Petroleum announced that it had signed a Production Sharing Contract ("PSC") with the Republic of Cameroon, relating to the Iroko exploration license area. Under the PSC, Addax Petroleum acquired a 100% operating interest in the license. The Société Nationale des Hydrocarbures, the national oil company of Cameroon, holds a back-in right of 30% in case of any development.

In consideration for its interest in Iroko, Addax Petroleum is obligated to pay a signature bonus of $3 million and undertake, within the first three years, a minimum work program valued at $17.5 million. The minimum work program includes the acquisition of 3D seismic and the drilling of one well.

Additionally, Addax Petroleum has been awarded a 40% interest in Oil Prospecting License ("OPL") 227, offshore Nigeria. Addax Petroleum's co-participants in the OPL227 license area are Express Petroleum & Gas Company Limited ("Express") and Petroleum Prospects International Limited ("PPI"), both indigenous Nigerian oil companies. The OPL227 license area is located in the shallow water offshore of the western Niger Delta Basin.

Under the terms of the award, Addax Petroleum received a 40% interest in OPL227 while Express and PPI received interests of 39% and 21%, respectively. Express is the operator and Addax Petroleum will conduct technical operations in its capacity as the technical advisor. In return, Addax Petroleum has paid a farm-in fee to Express and PPI and a signature bonus to the Federal Government of Nigeria, and is obligated to fund 80% of a work program comprising a minimum of 500 km² of 3D seismic during the exploration period, while Express will fund the remaining 20%. Addax Petroleum will also initially fund 80% of all capital and operating

costs on OPL227, with Express funding the remaining 20%. Addax Petroleum will be entitled to a higher than pro-rata share of the net production from OPL227 until all capital costs have been recovered, after which all parties will be entitled to their pro rata share of production.

In July 2008, Addax Petroleum was awarded an additional 7.2% participating interest in JDZ Block 4 by an independent arbitration tribunal. The award increases Addax Petroleum's interest in the license area from 38.3% to 45.5% and Addax Petroleum will continue to carry the costs associated with ERHC Energy Inc.'s 19.5% interest in JDZ Block 4. Addax Petroleum is also the operator of Block 4 and plans to drill the Kina prospect with the Aban Abraham drillship in 2009 or earlier if a rig slot becomes available on a rig of opportunity.

PRODUCTION AND DEVELOPMENT OPERATIONS

Addax Petroleum has production and development operations in Nigeria and Gabon. In addition, Addax Petroleum has appraisal and initial development activities in the Taq Taq license in the Kurdistan Region of Iraq working through the Taq Taq Operating Company ("TTOPCO"), a joint venture between Addax Petroleum and Genel Energi.

NIGERIA

Gross working interest production in Nigeria averaged 105.5 Mbbl/d in Q2 2008, an increase of 1% over Q2 2007 and a decrease of 4% from Q1 2008. While 5 Mbbl/d of new production was brought on-stream in OML123 in Q2 2008, 6 Mbbl/d was shut-in at Oron West South due to facility constraints associated with contractor delays in the installation of new pipelines. Also, projects have been delayed awaiting Nigerian government approvals. Partial production from Oron West South is expected to commence in Q3 2008, with full production expected to follow in Q4 2008 after the infrastructure is completed. Throughout Q2 2008, Addax Petroleum continued to operate four drilling rigs: two jack-up rigs on OML123, one semi-submersible on OML126 and one land rig on OML124.

Development drilling activity comprised drilling one new development well in OML126, one oil production well in OML124, and four oil production wells and two water injection wells in OML123. A total of two new oil production wells were drilled and placed on production in the quarter.

GABON

Gross working interest production in Gabon averaged 27.4 Mbbl/d in Q2 2008, an increase of 45% over Q2 2007 and a decrease of 7% from Q1 2008. Factors contributing to the decrease in production from Q1 2008 include lower well performance problems tied to delays in gas injection and gas lift and slight delays in the Gabon drilling campaign. In addition, a well completion failure in the Tsiengui field temporarily affected production, shutting in an estimated 168,000 bbls, and delaying the use of the rig elsewhere.

During Q2 2008, Addax Petroleum operated two drilling rigs in the Tsiengui field in the onshore Maghena license area and drilled three development wells. Of the three new oil production wells drilled, two were placed on production in the quarter. Additionally, the third-party Operator of the Awoun license continues with the development of the Koula field, where two new oil production wells were successfully drilled; production start-up from the Koula development is expected towards the end of Q1 2009. Seismic interpretation over the Koula field is underway.

Tsiengui, Gabon



KURDISTAN REGION OF IRAQ

An early production system is under construction and TTOPCO is targeting to commence commercial oil production attributable to Addax Petroleum's working interest in the second half of 2008. The existing facilities were upgraded during Q2 2008 and TTOPCO is expecting to increase capacity further.

EXPLORATION AND APPRAISAL OPERATIONS

Addax Petroleum has significant exploration potential in all of its license areas and has planned a long term and continuous exploration program. In Q2 2008, Addax Petroleum's exploration and appraisal activities concentrated on exploration and appraisal drilling offshore Cameroon and seismic acquisition onshore Gabon.

CAMEROON

At Ngosso, the Odiong and Tali exploration prospects on the south-west part of the license area were drilled to depths of 1,680 metres and 2,900 metres, respectively. The sidetrack at Tali encountered a gross hydrocarbon column of 79 feet comprising 62 feet of oil overlain by 17 feet of gas, confirming the Tali accumulation. Addax Petroleum has completed its work commitment for the current period with the drilling of the two Ngosso wells. Addax Petroleum plans to enter the next exploration period, including a commitment to drill one exploration well, and to acquire additional 3D seismic data on the prospective northern part of the license area in late 2008 and early 2009.

The Iroko prospect on the east part of the Iroko license area was drilled to a total depth of 1,120 metres. The results of the core, pressure and wireline data are currently under evaluation by Addax Petroleum in order to determine the future drilling plans for the license area.

GABON

During Q2 2008, the drilling rig contracted by Addax Petroleum for the Cameroon exploration campaign moved to the Iris Marin license area, offshore Gabon, where it drilled Addax Petroleum's first exploration well at Iris Marin in July 2008. There are also three exploration and appraisal wells planned for Etame Marin and an exploration well on-shore in the Maghena permit all planned for the second half 2008. Please see the 'Subsequent Events' section for further details.

KURDISTAN REGION OF IRAQ

Through TTOPCO, Addax Petroleum has imported a second, larger drilling rig (Kurdistan-1) and is expected to commence the drilling of the TT-10 well in August 2008, followed by the drilling of the Kewa Chirmila exploration well. The drilling of the Kewa Chirmila prospect is expected to commence in Q4 2008. The existing smaller rig (IRI-900) will drill the TT-11 appraisal well to evaluate a shallow oil bearing reservoir.

A successful acid stimulation campaign was also performed on two wells during the quarter. The stimulation campaign was focused on reservoir intervals which had previously demonstrated moderate flow potential. In all instances, flow potential was significantly improved. In the Shiranish formation in the TT-04 well, the flow rate was improved from 3,940 bbl/d pre-acidization to 11,080 bbl/d post-acidization. In the TT-06 well, two intervals were acidized resulting in flow rate improvements pre and post acidization from 2,020 bbl/d to 18,580 bbl/d in the Kometan formation and from 1,490 bbl/d to 3,080 bbl/d in the Qamchuqa formation. Studies were also completed during the quarter to support front-end engineering and design for an export pipeline. 2D seismic interpretation has been concluded on Kewa Chirmila and 3D seismic interpretation is being evaluated for Taq Taq.

GULF OF GUINEA, DEEPWATER

During Q2 2008, Addax Petroleum continued to conduct technical studies evaluating the exploration prospect drilling locations of its deep water licenses.

Second Quarter 2008 Financial Update

Events that have affected Addax Petroleum's financial condition since the audited consolidated financial statements for the year ended December 31, 2007 and the 2007 Annual MD&A are provided below.

COMMITMENTS

Addax Petroleum acquired a 100% operating interest in the Iroko license area, Cameroon during Q2 2008 and for which it is obligated to pay a signature bonus of $3 million and a minimum work program valued at $17.5 million over the next three years. The commitment outstanding is $9 million as at June 30, 2008, as one well was drilled in Q2 2008.

In June 2008, Addax Petroleum was awarded a 40% interest in license OPL227 for a farm-in fee and signature bonus totalling $13 million in addition to its obligation to fund 80% of the exploration seismic work commitment and 80% of the capital and operating costs until all capital costs have been recovered.

DIVIDENDS DECLARED

Record Date	Payment Date	Dividend Amount
March 6, 2008	March 20, 2008	CDN $0.10 per share
May 29, 2008	June 12, 2008	CDN $0.10 per share

In accordance with Canada Revenue Agency Guidelines, dividends paid by Addax Petroleum during the period are eligible dividends.

FINANCING

During April 2008, a new two year unsecured loan facility was signed and underwritten for an amount of $450 million, which may increase to $500 million after syndication. This loan facility will be used to provide additional funding capacity for acceleration or increase of capital expenditure projects and/or other acquisition opportunities, however was not drawn upon as at June 30, 2008.

Tommy Craighead Adanga SW



License Areas


Taq Taq
Kewa Chirmila
OML 124
NIGERIA
OPL 227
OML 123
Ngosso
Iroko
Okwok
OML 137
OML 126
CAMEROON
OPL 291
Block 1
Block 2
Block 3
Block 4
JDZ
EQUATORIAL GUINEA
ATLANTIC
OCEAN
Kiarsseny
SAO TOME
&
PRINCIPE
Rembouè
Epaemeno
GABON
Awoun
Maghena
Panthere NZE
Iris Marin
Ibekelia
CONGO
Etame Marin
0 25 50 100 150 200
Kilometers

Production

Production has increased overall in Q2 2008 by 8% compared to Q2 2007 and 14% on a year-to-date basis. This upward trend is consistent with recent years and is the result of continued development drilling activities. Approximately 43% of Addax Petroleum's production in Q2 2008 is from offshore OML123 (Q2 2007: 45%), 5% is from onshore OML124 (Q2 2007: 6%) and 31% (Q2 2007: 33%) is from offshore OML126, all in Nigeria. Gabon contributed 21% to Q2 2008 production (Q2 2007: 15%). These percentages are similar on a year-to-date basis.


Average Production
160
140
120
100
80
60
40
20
-
(Mbbl/d)
2002
2003
2004
2005
2006
2007
Q2 2008
Annual 2002 - 2007, Year-to-date Q2 2008
Nigeria
Gabon

Addax Petroleum's average gross working interest production for each license area was as follows:

Average gross working interest oil production	Three months ended		Six months ended	
	30-Jun	30-Jun	30-Jun	30-Jun
(Mbbl/d)	**2008**	2007	**2008**	2007
Nigeria				
OML123	**57.3**	55.9	**58.0**	53.4
OML126	**41.2**	40.7	**42.4**	41.0
Subtotal – Offshore Nigeria	**98.5**	96.6	**100.4**	94.4
OML124	**7.0**	7.5	**7.2**	6.6
Subtotal – Offshore and Onshore Nigeria	**105.5**	104.1	**107.6**	101.0
Gabon				
Panthere NZE	**1.7**	2.9	**1.6**	2.9
Maghena	**17.6**	8.9	**18.4**	8.6
Awoun	**0.5**	–	**0.8**	–
Remboué	**0.6**	0.7	**0.6**	0.7
Subtotal – Onshore Gabon	**20.4**	12.5	**21.4**	12.2
Etame - Offshore	**7.0**	6.4	**7.0**	6.4
Subtotal – Offshore and Onshore Gabon	**27.4**	18.9	**28.4**	18.6
Total	**132.9**	123.0	**136.0**	119.6

NIGERIA



Producing Well Count, Nigeria
Jun-07 Dec-07 Jun-08
58 59 52
12 13 19
16 18 12
OML123
OML126
OML124

Nigeria produced an average of 105.5 Mbbl/d in Q2 2008, an increase of 1.4 Mbbl/d or 1% from Q2 2007 and 6.6 Mbbl/d or 7% on a year-to-date basis.

OML123

Production in OML123 increased by 1.4 Mbbl/d or 3% in Q2 2008 compared to Q2 2007 and increased 4.6 Mbbl/d or 9% on a year-to-date basis. There were four new production wells drilled Q2 2008, of which two new wells were brought on production, and two water injection wells were completed in the quarter. This compares to five production and three water injection wells that were drilled on a year-to-date basis, of which three wells were brought on production. Production declined by 1.3 Mbbl/d or 2% compared to Q1 2008 as a result of facility challenges including delays in the construction of pipeline and other topside installations associated with contractor delays. In addition, approximately 6 Mbbl/d of production from Oron West South is currently shut-in and yet to be brought on stream due to the above constraints. Partial production from Oron West South is expected to commence in Q3 2008, with full production expected to follow in early Q4 2008 after the pipeline infrastructure construction.

OML126

In Q2 2008, OML126 production was 0.5 Mbbl/d or 1% higher than in Q2 2007, and 1.4 Mbbl/d or 3% higher on a year-to-date basis. There was one development well drilled during Q2 2008 and no new wells brought on production during Q2 2008, which also reflects the cumulative activity on a year-to-date basis. Production declined by 2.5 Mbbl/d or 6% compared to Q1 2008 as a result of increasing water production. In addition, an artificial lift project is yet to be fully commissioned and is expected to increase field production in the latter half of the 2008.

OML124

OML124 quarterly production rose on a year-to-date basis by 0.6 Mbbl/d or 9% compared to Q2 2007. There was one development well drilled during Q2 2008 and no new wells brought onto production. Two new production wells were drilled year-to-date, one of which was brought on production. As compared to Q1 2008, production fell by 0.4 Mbbl/d or 5% due to a remedial workover campaign.

GABON



Producing Well Count, Gabon
Jun-07 Dec-07 Jun-08
8 7 7
13 21 29
1 1
7 6 7
5 6 7
Panthere NZE
Maghena
Awoun
Remboué
Etame

Gabon produced an average of 27.4 Mbbl/d in Q2 2008, an increase of 8.5 Mbbl/d or 45% from Q2 2007 and 9.8 Mbbl/d or 53% on a year-to-date basis.

MAGHENA, PANTHERE NZE AND AWOUN

Oil from the Maghena, Panthere NZE and Awoun license areas is transported through the Coucal pipeline facility, which is operated by a third party. This pipeline facility has experienced operational difficulties since Q2 2007 and imposed production constraints on Addax Petroleum's production which was lifted to 27 Mbbl/d from late January 2008 to date. During 2008 the physical production was not affected by this restriction as these onshore license volumes were below 27 Mbbl/d. This limit is expected to be increased further to 30 Mbbl/d later in 2008, dependent upon the crude oil composition quality and is not expected therefore to pose a constraint on the physical export capacity. During 2008, eight new wells were brought on production in Maghena (three in Q2 2008) and none in Panthere NZE or Awoun. Maghena production increased from 8.6 Mbbl/d year-to-date Q2 2007 to 18.4 Mbbl/d year-to-date Q2 2008 and produces 86% of Addax Petroleum's Gabon onshore production. One well in the Awoun license (the extension of the Tsiengui field into Awoun) was brought on production during December 2007 as the first production from this license.

Production decreased 41% in Panthere NZE during Q2 2008 compared to Q2 2007, with similar declines on a year-to-date basis. This license comprised

15% of total Gabon production in Q2 2007 and 6% in Q2 2008 for which a natural decline of production has occurred. In order to counter this decline, the installation of more effective artificial lift methods in Panthere NZE is planned for later in 2008.

Onshore Gabon production declined in Q2 2008 from Q1 2008 by 2.0 Mbbl/d or 9% due to lower well performance than expected, increasing water and gas production and delays associated with the Gabon drilling campaign. In addition, a well completion failure occurred, causing a temporary reduction in production, shutting in an estimated 168,000 bbls, and which delayed the use of the rig elsewhere. Addax Petroleum has a 92.5% working interest and is the operator in the Maghena and Panthere NZE licenses. A third party operates the Awoun PSC, for which Addax Petroleum has a 40% working interest. Addax Petroleum is currently operating a well drilled at Tsiengui West in the Awoun license area.

REMBOUÉ

During Q2 2008, production declined 0.1 Mbbl/d or 14% from Q2 2007 both on a quarterly and annual basis. There were no new producing wells brought on production in the current quarter or year-to-date. A workover campaign on Remboué commenced in April 2008 and is intended to improve production volumes. Addax Petroleum has a 92% working interest in this license and is the operator.

ETAME

Etame production increased by 0.6 Mbbl/d or 9% over Q2 2007 on a quarterly and year-to-date basis. The Floating Production, Storage and Offloading ("FPSO") facility experienced capacity constraints resulting in restricted production during 2007. The third party operator announced in October 2007 that it entered into an agreement regarding the extension of the lease period for the FPSO whereby the joint venture consortium will pay for certain upgrades to the FPSO's water treatment capacity allowing capacity to gradually increase during Q4 2007 and into 2008. Heavy lift of the water handling and flare equipment onto the FPSO has been completed and the water treatment upgrades are expected to be commissioned in Q3 2008. Addax Petroleum has a 31.36% non-operated working interest in the Etame license.

Crude Oil Marketing and Prices

During Q2 2008, Addax Petroleum continued to produce and sell crude oil from its three existing streams in Nigeria: Antan (OML123), Brass (OML124) and Okwori (OML126) and five streams in Gabon: Panthere NZE (Obangue field), Maghena (Tsiengui field), Remboué, Awoun (Tsiengui West field) and Etame. Awoun commenced production in December 2007; however none of the production from Awoun was sold until January 2008. Summarized below are the periods' average realized sales prices and effective premiums or discounts relative to the Dated Brent Benchmark Price for each producing region and for material individual streams.

Average realized sales prices and effective premiums or discounts (US$/bbl)	Three months ended 30-Jun 2008	30-Jun 2007	Six months ended 30-Jun 2008	30-Jun 2007
Average Dated Brent Benchmark Price	121.38	68.76	109.14	63.26
Nigeria Total				
Average Premium (Discount)	3.74	(0.10)	1.73	0.53
Average Realized Sales Price	124.86	68.69	110.58	63.74
OML123				
Average Premium (Discount)	0.84	(2.67)	(1.07)	(2.26)
Average Realized Sales Price	123.34	65.99	108.10	61.84
OML126				
Average Premium (Discount)	6.76	3.65	5.11	3.30
Average Realized Sales Price	126.50	72.70	113.03	65.55
Gabon Total				
Average Premium (Discount)	(2.51)	(3.58)	(3.76)	(3.30)
Average Realized Sales Price	117.50	65.30	106.82	59.62
Onshore				
Average Premium (Discount)	(2.66)	(4.95)	(3.98)	(4.17)
Average Realized Sales Price	117.06	63.76	105.69	59.01
Offshore				
Average Premium (Discount)	(1.96)	(0.37)	(3.02)	(1.57)
Average Realized Sales Price	119.05	68.91	106.28	60.84
Total	123.17	68.21	109.68	63.09

Note: The Average Dated Brent Benchmark Price represents the average of monthly values for the period referenced. Individual sales prices are expressed as differentials to Dated Brent based on the actual timing of lifting which is at varying times over the period. Accordingly, the difference between the actual Average Realized Prices and Average Dated Brent Benchmark Prices may not correspond to the actual Average Premium (Discount) to Brent Crude. The average realizations for Nigeria and Gabon are weighted by volume of the relevant grades. The OML124 average realized sales price and average premium (discount) is included in the Nigerian Total, however not shown separately, due to materiality.

Despite some sharp retracements from time to time, the strong rally in the Dated Brent oil price that began in January 2007 showed little sign of faltering during Q2 2008.

The monthly average price for Dated Brent increased steadily and for Q2 2008 as a whole the value of $121.38 was approaching double that of the corresponding period last year.

During Q1 2008, Dated Brent traded in a range of less than $15, but in Q2 2008 the difference between the high and low values was almost $40 and the strength continued into the early part of July 2008 before some profit-taking set in. New highs were set repeatedly during the current quarter, despite the apparent gloom surrounding the Organization of Economic Co-operation and Development ("OECD") economies.

It is likely that the strength of crude prices was in part a reflection of economic difficulties in other sectors. The credit crunch has eroded the value of traditional financial instruments, as banking stocks have been under pressure and the US Dollar has seen turbulence in its value against other currencies. Faced with weakening prices in other sectors, speculative interest has periodically taken refuge in long futures/forwards positions in the energy sector.

The response of the Organization of Petroleum Exporting Countries ("OPEC") to demands for increased output has probably disappointed the politicians in the developed economies. Furthermore, possible incremental production has mainly been of heavier grades that refiners are reluctant to run (insufficient yields of middle distillates and excessive yields of low-value heavy fuel fractions). As prices hit new highs, marginal cargoes in the Persian Gulf struggled to find buyers. The OECD total oil stocks remain comfortably within the five-year historical range, suggesting that physical shortages are not driving crude prices higher, although imbalances between distillates and gasoline remain an issue.

Middle Eastern tensions are a perennial source of price support, and the prospect of conflict between Israel and Iran periodically spiked prices higher during Q2 2008. This situation may be a key element affecting prices in Q3 2008 and beyond.

Demand destruction may be appearing within the OECD economies, but this has not yet proved sufficient to dampen absolute crude price levels, even though refinery margins have been weak. The first detailed estimate by the International Energy Agency ("IEA") of global crude demand for the year 2008 appeared in the July 2007 Oil Market Report, and a total figure of 88.2 Mbbl/d was projected. In the June edition of the same report, the IEA all-2008 value had fallen to 86.8 Mbbl/d; non-OECD demand was forecast to rise by 0.2 Mbbl/d compared to the July 2007 forecast, but OECD demand was expected to decline to 48.6 Mb/d, a drop of approximately 1.7 Mbbl/d (or approximately 3.4%). Certainly, transportation fuels have become expensive, and this has had an impact on consumer patterns of spending and consumption in the developed economies. However, it does not appear that the same effect is being seen in the developing world, in particular within China or India.

The past two years have seen relatively benign hurricane seasons in the US, with limited disruption to either crude supplies or refinery capacity, and this may not be relied upon indefinitely. Against any upside risks, global commodity inflation may yet begin to restrain non-OECD demand, particularly in those Asian economies that have subsidised food and energy prices in the past but find it hard to maintain such policies.

Looking ahead, the oil market has repeatedly demonstrated in the past six months that sharp corrections of $10/bbl or even $15/bbl do not herald a wider collapse in crude prices, and can rapidly be reversed. To this extent, price signals will probably remain confusing and inconsistent for the balance of the year, with high levels of volatility.

NIGERIA

Addax Petroleum's three Nigerian crude streams had record high premiums to Dated Brent for the quarter. This was driven by higher crude demand from the U.S.A., higher demand for Nigerian crudes due to them being diesel rich, and disruptions to other Nigerian crude exports. In July, the premiums / discounts have returned to normal levels, so it is

not anticipated that the premiums enjoyed in Q2 2008 will be repeated in future quarters.

OML123 crude is exported as the Antan Blend and crude from OML124 is commingled with crude oil from several third party oil fields resulting in a blend called Brass River Blend. OML126 crude is exported as the Okwori Blend.

GABON

Maghena, Panthere NZE and Awoun are all sold at prices based on Rabi light with a quality discount. Remboué sales prices are based on the average Dated Brent for the 5 day period after the lifting less a discount. Etame sales prices in a given month are based on that month's average dated Brent less the relevant discount for either Rabi or Rabi light crude. The Etame sales contract for 2008 was awarded to another seller, and the discount to Brent is higher than the 2007 discount.

Petroleum Sales and Sales Volumes

Petroleum sales are reported on the basis of oil volumes sold before royalties and exclude any volumes held as inventory or underlift at the end of the period. Overlifts are accounted for as deferred income on the balance sheet. Inventory held as at June 30, 2008 in Nigeria was 1,202 Mbbl compared with 1,370 Mbbl at June 30, 2007 and 966 Mbbl at March 31, 2008. Gabon had 214 Mbbl of inventory at June 30, 2008 compared to 223 Mbbl at June 30, 2007 and 519 Mbbl at March 31, 2008. The petroleum sales volumes, revenues and mixes are as set out in the tables below:

Petroleum Sales	**Revenues (US$ million)**		**Sales Volumes (MMbbl)**		**Volume (%)**	
	Three months ended					
(US$ million, MMbbl or %, as indicated)	**30-Jun 2008**	30-Jun 2007	**30-Jun 2008**	30-Jun 2007	**30-Jun 2008**	30-Jun 2007
Nigeria						
OML123	**590**	360	**4.7**	5.4	**39%**	50%
OML126	**498**	256	**4.0**	3.5	**33%**	32%
Subtotal - Offshore	**1,088**	616	**8.7**	8.9	**72%**	82%
OML124 - Onshore	**83**	35	**0.7**	0.5	**5%**	5%
Subtotal - Nigeria	**1,171**	651	**9.4**	9.4	**77%**	87%
Gabon						
Onshore	**249**	70	**2.2**	1.1	**18%**	9%
Offshore	**73**	32	**0.6**	0.5	**5%**	4%
Subtotal - Gabon	**322**	102	**2.8**	1.6	**23%**	13%
Total	**1,493**	753	**12.2**	11.0	**100%**	100%

Petroleum Sales	**Revenues (US$ million)**		**Sales Volumes (MMbbl)**		**Volume (%)**	
	Six months ended					
(US$ million, MMbbl or %, as indicated)	**30-Jun 2008**	30-Jun 2007	**30-Jun 2008**	30-Jun 2007	**30-Jun 2008**	30-Jun 2007
Nigeria						
OML123	**1,111**	564	**10.3**	9.1	**43%**	42%
OML126	**852**	543	**7.5**	8.3	**31%**	38%
Subtotal – Offshore	**1,963**	1,107	**17.8**	17.4	**74%**	80%
OML124 - Onshore	**149**	70	**1.3**	1.0	**5%**	5%
Subtotal – Nigeria	**2,112**	1,177	**19.1**	18.4	**79%**	85%
Gabon						
Onshore	**408**	134	**3.9**	2.3	**16%**	10%
Offshore	**127**	69	**1.2**	1.1	**5%**	5%
Subtotal – Gabon	**535**	203	**5.1**	3.4	**21%**	15%
Total	**2,647**	1,380	**24.2**	21.8	**100%**	100%

Note: Percentages are calculated using un-rounded volumes.

Nigerian sales revenues in Q2 2008 increased compared to 2007, quarterly and year-to-date, by approximately 80% primarily due to the rising average sales prices of 82% quarterly and 73% year-to-date.

Gabon sales revenues increased in Q2 2008 compared to Q2 2007 by 256% onshore and 128% offshore. Of this increase, the majority relates to higher average sales prices as well as higher volumes sold. The year-to-date amounts increased for the same reason.

Please see the 'Production' section for a discussion on volumes and the 'Crude Oil Marketing' section for an analysis of prices.

Royalties

Royalties	Three months ended		Six months ended	
	30-Jun	30-Jun	30-Jun	30-Jun
(US$ millions)	2008	2007	2008	2007
Nigeria – OML123/OML124				
Royalty Oil	**47**	31	**94**	49
NNPC's share of Profit Oil	**64**	36	**114**	47
Other	**23**	15	**46**	26
Royalties – Nigeria OML123/124	**134**	82	**254**	122
Nigeria – OML126				
Royalty Oil	**25**	17	**43**	33
NNPC's share of Profit Oil	**31**	11	**49**	27
Other	**21**	8	**36**	14
Royalties – Nigeria OML126	**77**	36	**128**	74
Gabon - Onshore				
Royalty Oil	**17**	4	**33**	7
Government share of Profit Oil	**17**	(6)	**1**	(11)
Other	**6**	--	**5**	--
Royalties – Gabon onshore	**40**	(2)	**39**	(4)
Gabon - Offshore				
Royalty Oil	**11**	5	**20**	12
Government share of Profit Oil	**11**	4	**18**	6
Other	**--**	--	**--**	--
Royalties – Gabon offshore	**22**	9	**38**	18
Total	**273**	125	**459**	210
Royalties as a percentage of sales revenue from each location:				
Nigeria total	**18%**	18%	**18%**	17%
OML123/124	**20%**	21%	**20%**	19%
OML126	**15%**	14%	**15%**	14%
Gabon total	**19%**	6%	**14%**	7%
Onshore	**16%**	-3%	**9%**	-3%
Offshore	**31%**	28%	**30%**	25%
Royalties/bbl :				
Nigeria total	**22.54**	12.49	**20.04**	10.67
OML123/124	**24.95**	13.77	**22.08**	12.04
OML126	**19.26**	10.33	**16.91**	8.99
Gabon total	**22.33**	4.16	**15.09**	3.96
Onshore	**18.33**	(2.17)	**9.85**	(1.86)
Offshore	**36.69**	19.04	**32.34**	15.49
Total	**22.48**	11.29	**18.99**	9.62

In Nigeria, royalties are comprised of Royalty Oil, Nigeria National Petroleum Corporation's ("NNPC") share of Profit Oil, and Other which includes Niger Delta Development Corporation ("NDDC") levy, Education Tax, and the Cost Penalty Arrangement. For the Okwori field, in the OML126 block, Other Royalties also include a profit share royalty paid to one of the previous license holders as part of the farmout agreement. Profit Oil is the amount remaining after deducting royalties, production costs and taxes and is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production. The average total royalties as a percentage of sales in Nigeria have remained relatively constant in OML123/124 compared to Q2 2007 on a quarterly and year-to-date basis.

In Gabon, royalties include Royalty Oil, Government share of Profit Oil and Other which is comprised of contributions as per the PSC for the Domestic Market Obligation tied to consumption needs of the Gabonese domestic market and the Hydrocarbon Support Fund created for the purpose of developing petroleum research in Gabon. The Government share of Profit Oil includes any Profit Oil payments in excess of corporate taxes calculated at the Gabonese statutory rate (35%) and is recorded as an adjustment to royalties. Royalty Oil is levied on petroleum sales, using incremental rates based on sales volumes, in accordance with each licence's PSC.

Gabon onshore Royalty Oil as a percentage of revenues in Q2 2008 has increased from 5% to 7% compared to Q2 2007, quarterly and 5% to 8% year-to-date. This primarily stems from the Maghena license for which the higher production volumes have triggered a higher royalty rate, as per its PSC terms. In regards to the Government share of Profit Oil, the onshore licenses had carry forward capital expenditure balances (i.e., cost pools) which had not been fully deducted for tax purposes until Q1 2008; as deductibility is capped based on production volumes according to the PSCs. The maximum 'capped' tax deductions were used until Q1 2008 thereby lowering the Government share of Profit Oil. In Q1 2008, Maghena fully deducted its carry forward cost pool balances causing the Government Share of Profit Oil to increase during Q2 2008 and going forward (i.e., more Profit Oil payable given lower deductions available). The Other royalties in Gabon onshore properties has increased given the rising production levels in 2008 compared to 2007.

Gabon offshore Royalty Oil as a percentage of revenues in Q2 2008 has remained constant at approximately 16% compared to Q2 2007, quarterly and year-to-date. The offshore Government Share of Profit Oil as a percentage of revenues has increased from 11% and 9%, quarterly and year-to-date respectively, in Q2 2007 to 15% in 2008 both quarterly and year-to-date. The Etame offshore license has a low recoverable costs pool available resulting in lower tax deductions given it has been producing for more years. The increase in the Government share of Profit Oil is a result of operating costs increasing less than sales revenues resulting in a higher taxable income.

Scarabeo 3 seen from the Sendje Berge, OML126



Operating Expenses

The operating expenses presented below include costs relating to production, transportation and selling for both Nigerian and Gabonese operations.

Operating Expenses	Three months ended		Six months ended	
	30-Jun	30-Jun	30-Jun	30-Jun
(US$ millions)	2008	2007	2008	2007
Nigeria				
OML123/124	62	36	114	74
OML126	22	14	42	35
Total – Nigeria	84	50	156	109
Gabon				
Onshore	27	10	48	30
Offshore	5	3	9	8
Total – Gabon	32	13	57	38
Total	116	63	213	147
Per barrel sold (US$/bbl)				
Nigeria total	9.01	5.32	8.20	5.90
OML123/124	11.52	6.08	9.94	7.31
OML126	5.61	4.04	5.54	4.17
Gabon total	11.34	8.40	11.06	11.29
Onshore	12.22	9.27	12.12	13.28
Offshore	7.69	6.35	7.56	7.35
Total	9.55	5.75	8.81	6.72

In general, given the trend of rising oil prices for the oil industry as a whole, the greater demand for associated equipment and services is pushing up related costs. Addax Petroleum attempts to mitigate this rise in operating costs through competitive bidding and long term contracts, however increased operating costs remains a challenge.

Costs in Nigeria have increased by $3.69/bbl in Q2 2008 compared to Q2 2007 and by $2.30/bbl on a year-to-date basis. This rise is caused primarily in OML123/124 from the following factors:

(a) the Naira has appreciated 9% against the US$ from Q2 2007 (131.316N to 1.00US$) to Q2 2008 (118.974N to 1.00US$). This has increased the operating expenses by $7 million ($1.35/bbl) in Q2 2008 and $12 million ($1.06/bbl) on a year-to-date basis.

(b) well workovers of $10 million were expensed in 2008 related to maintenance and safety, whereas there were none in 2007 year-to-date ($0.91/bbl on a year-to-date basis);

(c) vessel rates and more vessels were required for safety related reasons plus higher customs charges on the Floating Production Storage and Offload facility and Mobile Well Test Unit of $16 million ($1.12/bbl on a year-to-date basis);

(d) drag reducer costing $5 million was used in 2008 to minimize pipeline pressure on certain wells which increased production by approximately 2 Mbbl/d ($0.42/bbl on a year-to-date basis);

(e) reduced charges to a third party, which shares the use of the FPSO, vessels and helicopters. This reduction is due to the lower production. The reduction is $3 million ($0.26/bbl on a year-to-date basis); and

(f) onshore pipeline tariff rate escalation retroactively since January 2006 as well as an adjustment for production to reserve production capacity ($2 million) ($0.20/bbl on a year-to-date basis).

Addax Petroleum anticipates that the cost per barrel will be similar to the six months ended rate for the remainder of the year.

Gabon's Q2 2008 operating costs per barrel have decreased compared to Q2 2007 year-to-date by 2% or $0.23/bbl as certain fixed costs are spread over the higher production levels. On a quarterly basis, Gabon's operating cost per barrel has increased by $2.94/bbl or 35%. As reported in the 2007 annual MD&A, the shared Coucal pipeline (operated by a third-party) has had various shut downs since Q2 2007 due to difficulties with the pumping-heating equipment and thereby imposed restrictions on Addax Petroleum's production. In order to counter such restrictions, Addax Petroleum

incurred additional costs for wax control chemicals to improve the oil quality as well as extra heater and pumping equipment which have lead to a partial lifting in the restrictions. Furthermore, the staff numbers working in Gabon have increased significantly to support the growing operations plus changes in the labour laws require additional leave entitlements and training costs to be incurred compared to the prior year. As a carry on effect from the higher staff numbers are rising helicopter and transportation costs. This is particularly affecting costs per barrel in Panthere NZE and Remboué licenses where production levels have declined in 2008.

Operating Netbacks

Operating netbacks is not a Generally Accepted Accounting Principles ("GAAP") measure and represents the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. The components of operating netbacks are shown below:

Operating Netbacks	Three months ended		Six months ended	
	30-Jun	30-Jun	30-Jun	30-Jun
(US$/bbl)	2008	2007	2008	2007
Nigeria - OML123/124				
Average Realized Sales Price	124.40	66.32	108.98	62.26
Royalties	(24.95)	(13.77)	(22.08)	(12.04)
Net Sales	99.45	52.55	86.90	50.22
Operating Expenses	(11.52)	(6.08)	(9.94)	(7.31)
Operating Netback, before tax - OML123/124	87.93	46.47	76.96	42.91
Nigeria - OML126				
Average Realized Sales Price	125.50	72.70	113.03	65.55
Royalties	(19.26)	(10.33)	(16.91)	(8.99)
Net Realized Sales Price	106.24	62.37	96.12	56.56
Operating Expenses	(5.61)	(4.04)	(5.54)	(4.17)
Operating Netback, before tax - OML126	100.63	58.33	90.58	52.39
Nigeria - TOTAL				
Average Realized Sales Price	124.86	68.69	110.58	63.74
Royalties	(22.54)	(12.49)	(20.04)	(10.67)
Net Sales	102.32	56.20	90.54	53.07
Operating Expenses	(9.01)	(5.32)	(8.20)	(5.90)
Operating Netback, before tax - Nigeria	93.31	50.88	82.34	47.17
Gabon - Onshore				
Average Realized Sales Price	117.06	63.76	105.69	59.01
Royalties	(18.33)	2.17	(9.85)	1.86
Net Sales	98.73	65.93	95.84	60.87
Operating Expenses	(12.22)	(9.27)	(12.12)	(13.28)
Operating Netback, before tax - Gabon Onshore	86.51	56.66	83.72	47.59
Gabon - Offshore				
Average Realized Sales Price	119.05	68.91	106.28	60.84
Royalties	(36.69)	(19.04)	(32.34)	(15.49)
Net Sales	82.36	49.87	73.94	45.35
Operating Expenses	(7.69)	(6.35)	(7.56)	(7.35)
Operating Netback, before tax - Gabon Offshore	74.67	43.52	66.38	38.00
Gabon - TOTAL				
Average Realized Sales Price	117.50	65.30	105.82	59.62
Royalties	(22.33)	(4.16)	(15.09)	(3.96)
Net Sales	95.17	61.14	90.73	55.66
Operating Expenses	(11.34)	(8.40)	(11.06)	(11.29)
Operating Netback, before tax - Gabon	83.83	52.74	79.67	44.37
Total Addax				
Average Realized Sales Price	123.17	68.21	109.58	63.09
Royalties	(22.48)	(11.29)	(18.99)	(9.62)
Net Sales	100.69	56.92	90.59	53.47
Operating Expenses	(9.55)	(5.75)	(8.81)	(6.72)
Total	91.14	51.17	81.78	46.75

In Nigeria, operating netbacks have increased in Q2 2008 from Q2 2007 by $42.43/bbl (83%) and $35.17/bbl (75%) on a year-to-date basis. This change is primarily a result of the higher average realized sales prices of 81% in Q2 2008 and 74% year-to-date. In Gabon, operating netbacks in Q2 2008 are $31.09/bbl (59%) higher than during Q2 2007 and $35.30/bbl (80%) on a year-to-date basis. On a year-to-date basis, this increase relates primarily to the higher average sales price and on a quarterly basis the higher average sales price is offset by higher Royalty Oil rates in Maghena tied to its rising production levels.

Depreciation, Depletion & Amortization

The costs of oil and natural gas properties are depleted on a unit-of-production basis by country cost pool, based on Addax Petroleum's share of gross estimated proved reserves (Addax Petroleum's share before royalties) for that pool. Addax Petroleum currently has two producing cost pools – Nigeria and Gabon.

The proved reserves used to calculate Depletion, Depreciation and Accretion ("DD&A") for 2008 were based on the estimate of proved reserves at December 31, 2007, as evaluated by Netherland, Sewell & Associates, Inc. ("NSAI"), Addax Petroleum's qualified, independent reserves evaluator (see Addax Petroleum's AIF for the petroleum reserves tables and other oil and gas information).

DD&A	Three months ended		Six months ended	
	30-Jun	30-Jun	30-Jun	30-Jun
(US$ millions, unless otherwise stated)	2008	2007	2008	2007
Depletion				
Nigeria	94	108	188	202
Gabon	44	30	80	65
Total Depletion	138	138	268	267
PER BARREL SOLD ($/bbl):				
Nigeria	10.06	11.41	9.85	10.98
Gabon	15.76	18.91	15.72	19.05
Total Depletion	11.37	12.52	11.09	12.24
Accretion of asset retirement obligation				
Nigeria	2	3	4	3
Gabon	–	–	1	1
Total Accretion	2	3	5	4
Depreciation				
Corporate and Other	4	5	7	6
Total Depreciation	4	5	7	6
Total	144	146	280	277

In Nigeria, depletion decreased by $1.35/bbl (12%) in Q2 2008 compared with Q2 2007 and by $1.13/bbl (10%) on a year-to-date basis. This is due to significantly increased proved reserves per NSAI's reserves estimate at December 31, 2007 which lowered the overall depletion per barrel in Q4 2007 and going forward into 2008.

The Gabon depletion per barrel decreased by $3.15/bbl (17%) compared to Q2 2007 and by $3.33/bbl (17%) on a year-to-date basis. The depletion per barrel was also reduced due to additional proved reserves at December 31, 2007.

Corporate Expenses

Corporate expenses include items that do not relate to the operation of individual production streams. Shown below are general and administrative ("G&A") expenses mainly incurred by corporate services, pre-acquisition costs which are recognized in the income statement until licenses are in place, the cost of employee share-based compensation and finance expenses.

Corporate Expenses	Three months ended		Six months ended	
	30-Jun	30-Jun	30-Jun	30-Jun
(US$ millions, unless otherwise stated)	**2008**	2007	**2008**	2007
General and administrative	**10**	11	**19**	18
G&A per barrel sold	**0.80**	1.00	**0.79**	0.82
Pre-acquisition and other expenses				
New venture costs - Nigeria	**2**	–	**3**	
New venture costs - Other	**3**	1	**8**	5
Other expense	**2**	2	**3**	3
Total pre-acquisition and other expenses	**7**	3	**14**	8
Share-Based Compensation	**6**	3	**13**	9
Earnings per share impact ($/basic share)	**0.04**	0.02	**0.08**	0.06
Finance Expenses				
Interest	**21**	25	**45**	42
Foreign exchange (gain) loss	**2**	–	**(2)**	1
Other income	**(1)**	(1)	**(2)**	(2)
Total finance expenses	**22**	24	**41**	41
Total	**45**	41	**87**	76

GENERAL AND ADMINISTRATIVE

G&A costs decreased during Q2 2008 compared to Q2 2007 by $1 million or 9% but increased by $1 million or 6% on a year-to-date basis. The Q2 2007 expenses were higher given $3 million expensed related to Addax Petroleum's initial secondary listing on the London Stock Exchange and costs related to the issuance of convertible bonds. The year-to-date costs have increased due to higher office and travel costs to support rising staff numbers.

PRE-ACQUISITION AND OTHER EXPENSES

Pre-acquisition expenses relate to costs from Addax Petroleum's new ventures activity. Related expenditures are charged to the statement of operations prior to Addax Petroleum acquiring rights to a license. These costs include seismic data purchases, studies (in-house and external) and consulting fees. Expenditures have increased during 2008 on a quarterly and year-to-date basis and primarily relate to the pre-acquisition costs associated to the Iroko, OPL227 licenses acquired and reviews of other potential license acquisitions during 2008.

As mentioned in the 2007 annual MD&A, Addax Petroleum has a claim with its insurers relating to the repair of a third party's ruptured pipeline in OML123 for approximately $13 million; the after tax effect of these costs is $3 million. There are no further updates on the status of this insurance claim.

SHARE-BASED COMPENSATION

Share-based compensation relates to share awards to employees of Addax Petroleum which commenced during the second half of 2006. In 2006, pursuant to the Initial Public Offering, a related party awarded 1,000,000 common shares of Addax Petroleum to directors, officers and employees. 203,031 of the shares granted vested immediately whilst the remaining vested equally over a three year period beginning on grant date. The last instalment of the grant vested in January 2008.

Addax Petroleum has also awarded common shares to officers and other employees as part of a long-term incentive program ("LTIP"). Share awards vest equally over a three year period beginning on grant date. The fair value of common shares granted under the LTIP is determined based on the trading price of the common shares on the date of the grant

and is amortized to share compensation expense over the vesting period. The following shares have been granted under the LTIP:

	Grant date	Total Shares granted	Non-vested shares at 30-June, 2008
LTIP 2006	August 2006	599,097	195,829
LTIP 2007	August 2007	1,050,678	688,423

The Q2 2008 charge relates to the amortization of the share-based compensation plans.

FINANCE EXPENSES

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit-of-production basis with the cost pool to which it relates. Interest and debt commitment fees that are not directly attributable to development activities are expensed as incurred. The interest expense in Q2 2008 decreased compared to Q2 2007 by $4 million or 16% as the long-term debt is lower in Q2 2008 ($910 million) compared to Q2 2007 ($950 million).

Foreign exchange gains mainly relate to unrealized gains resulting from the mark-to-market valuation of the US$/ Swiss franc ("CHF") foreign exchange forward contracts.

Income Taxes

Income taxes in Nigeria and Gabon are pursuant to the PSCs which govern each property and are affected by fluctuations in prevailing world oil prices, actual operating costs and the amount and timing of capital expenditures. The applicable income tax rate for Addax Petroleum's Nigerian operations is 60% of taxable profit which is calculated as revenues less royalties, non-capital costs, capital depreciation and an investment tax allowance. The corporate income tax rate in Gabon is 35%. Addax Petroleum does not currently incur income taxes in Canada.

Current and Future Income Taxes	**Three months ended**		**Six months ended**	
	30-Jun	30-Jun	**30-Jun**	30-Jun
(US$ millions)	**2008**	2007	**2008**	2007
Current Income Taxes				
Nigeria				
OML123/124	**249**	127	**437**	162
OML126	**220**	84	**351**	202
Total – Nigeria	**469**	211	**788**	364
Gabon				
Onshore	**63**	16	**100**	28
Offshore	**18**	7	**31**	14
Total – Gabon	**81**	23	**131**	42
Other	**1**	1	**1**	1
Total	**551**	235	**920**	407
Future Income Taxes				
Nigeria				
OML123/124	**33**	20	**97**	59
OML126	**38**	22	**58**	24
Total	**71**	42	**155**	83

Addax Petroleum pays government profit oil, petroleum profit tax and royalties in Nigeria through government liftings taken-in-kind and with cash in Gabon.

The current income taxes in OML123/124 have increased by 96% in Q2 2008 compared to Q2 2007 and 170% on a year-to-date basis. The primary driver is higher sales revenues with relatively constant tax deductible intangible and drilling costs.

Current income tax for OML126 has increased by 162% in Q2 2008 compared to Q2 2007 and 74% on a year to date basis. The primary reason relates to higher sales revenue which is compounded by lower tax deductible intangible and drilling costs in 2008.

Gabon taxes are considered as paid by the Government of Gabon's share of Profit Oil. Profit Oil is presented as current income tax at 35% of profit before income taxes for producing properties. Onshore current tax increased in Q2 2008 by 294% in Q2 2008 compared to Q2 2007 and 257% on a year-to-date basis, given the higher sales revenue without a proportionate increase in operating costs. Gabon offshore taxes increased 157% Q2 2008 compared to Q2 2007 and 121% on a year-to-date basis, also because of rising sales revenues without the equivalent increase in deductible expenditures.

The future income taxes on OML123/124 have increased in Q2 2008 by 65% compared to Q2 2007 and 64% on a year-to-date basis due to the increase in capital expenditures which are deductible earlier for tax purposes than for accounting purposes and give rise to temporary differences. The future income taxes on OML126 have risen in Q2 2008 compared to Q2 2007 by 73% and by 142% on a year-to-date basis given many of the capital expenditures relate to OML137 which are not yet depletable but can be deducted for tax purposes. Temporary differences also increased given the lower depletion rate in 2008.

There are no future income taxes for Gabon because there are no temporary differences related to accounting for income taxes.

Addax Petroleum's income tax filings are subject to audits by taxation authorities. Audits are in progress relating to prior years with items under review, some of which may increase the tax liability. In addition, notices have been filed objecting to certain issues. While the results of these items cannot be ascertained at this time, Management believes that adequate accruals have been made for income taxes based on available information. Included in the 2008 figures are accruals for NNPC audit findings currently under discussion, provisions for later years still to be audited by NNPC, and a Federal Board of Inland Revenue administration proceeding.

The industry is coming under greater pressure to justify recovery of costs by the Nigerian authorities. As approvals from the Nigerian authorities are taking longer to obtain, Addax Petroleum's ability to recover costs is at risk as long as it explores and develops aggressively in Nigeria. Mitigating actions have been enacted including protective audits, discussions with authorities for approvals of cost recovery and direct requests to senior levels of administration in the government.

There is a pending administrative proceeding between Addax Petroleum and the Federal Board of the Inland Revenue, in Nigeria, following audits for the years 2002 to 2004 conducted by the Nigeria Federal Inland Revenue Service. The case relates to income and value added taxes on charges from Addax Petroleum Services to the Addax Nigerian companies, and the valuation of revenue for petroleum profits tax. Addax Petroleum's Management believe it is adequately accrued for in both current tax and royalties, as set out above.

Taq Taq, Kurdistan Region of Iraq



Capital Expenditures

For Management's purposes, capital expenditures are analyzed by production stream or region and by the type of expenditure. Exploration costs relate to exploration drilling and seismic acquisition and processing.

Capital Expenditure by Area and Type	Three months ended		Six months ended	
	30-Jun	30-Jun	30-Jun	30-Jun
(US$ millions)	2008	2007	2008	2007
Nigeria				
OML123/124				
Exploration and appraisal	–	–	3	30
Development drilling	92	81	209	140
Facilities	34	30	70	59
Other	5	8	9	12
Capital Expenditure - OML123/124	131	119	291	241
OML126/137				
Exploration and appraisal	5	45	59	57
Development drilling	53	9	58	35
Facilities	2	1	30	1
Other	6	–	7	1
Capital Expenditure - OML126/137	66	55	154	94
Other Nigeria				
Okwok - Other	1	2	2	4
OPL291 - Exploration and appraisal	–	1	1	1
OPL227 - Exploration and appraisal	13	–	13	–
Other	4	–	4	–
Capital Expenditure - Other Nigeria	18	3	20	5
Total Capital Expenditure - Nigeria	215	177	465	340
Gabon				
Exploration and appraisal	–	2	10	6
Development drilling	67	22	94	37
Facilities	32	17	55	21
Subtotal – Onshore Gabon	99	41	159	64
Exploration and appraisal	7	–	11	3
Development drilling	–	–	–	1
Facilities	3	2	5	6
Subtotal – Offshore Gabon	10	2	16	10
Total Capital Expenditure - Gabon	109	43	175	74
Other Regions / Properties				
Cameroon - Exploration phase	36	1	48	3
JDZ Blocks 1, 2, 3 and 4 - Exploration phase	3	1	5	4
Taq Taq - Exploration and appraisal	9	35	16	50
Other - Corporate	(3)	4	-	6
Total Capital Expenditure - Other	45	41	69	63
Total	369	261	709	477

Capital Expenditure by Activity		Exploration	Development			
	Property	and				
Q2 2008 year-to-date	Acquisition	Appraisal	Drilling	Facilities	Other	Total
Nigeria						
OML123/124	--	3	209	70	9	**291**
OML126/137	--	59	58	30	7	**154**
Okwok	--	--	--	--	2	**2**
Other Nigeria	13	1	--	--	4	**18**
Total Nigeria	**13**	**63**	**267**	**100**	**22**	**465**
Gabon						
Onshore	--	10	94	55	--	**159**
Offshore	3	8	--	5	--	**16**
Gabon	**3**	**18**	**94**	**60**	**--**	**175**
Other Regions / Properties						
Cameroon	3	45	--	--	--	**48**
JDZ Blocks	--	5	--	--	--	**5**
Taq Taq	--	16	--	--	--	**16**
Total Other	**3**	**66**	**--**	**--**	**--**	**69**
Total Capital Expenditure	**19**	**147**	**361**	**160**	**22**	**709**

With the continued high price of crude oil, the demand for oil industry services and equipment is also heightened, thus increasing capital costs. Addax Petroleum continues to mitigate this upward pressure through means such as competitive bidding procedures and the use of long-term contracts, however, it is still experiencing increases in rig rates, well services and facilities' costs which are increasing the costs of exploration and development operations.

Total capital expenditure was 41% higher in Q2 2008 compared with Q2 2007 and 49% on a year-to-date basis which is primarily due to higher development drilling in OML123/124, facilities for OML126, the acquisition of OPL227 and Gabon onshore drilling and facilities. Overall, there was an increase in the total number of drilling rigs in operation from seven in Q2 2007 to nine at Q2 2008, including one non-operated rig in both comparative amounts.

Property acquisition costs of $19 million were incurred in Q2 2008 which relate to the following:

(a) OPL227 shallow offshore Nigerian license ($13 million) - 40% interest in June 2008.
(b) Iroko shallow offshore Cameroon license ($3 million) - 100% acquisition in April 2008.
(c) Iris shallow offshore Gabon license ($3 million) - addition 18% working interest in June 2008. Costs relate to the reimbursement of 18% of past costs.

NIGERIA

In Nigeria, capital expenditures increased $38 million or 21% in Q2 2008 compared to Q2 2007 and $125 million or 37% on a year-to-date basis. In Q2 2008, development drilling expenditures of $145 million were incurred for six development wells (eight year-to-date) and two water injection wells (three year-to-date). There were five rigs operating in Q2 2008 compared to four rigs in Q2 2007. OML126 facilities' costs of $30 million year-to-date 2008 include flowlines and umbilical equipment to be used for the Okwori Phase 3 well tie-ins. Q2 2007 exploration and appraisal costs in OML126/137 related primarily to the successful oil discovery well and appraisal well in OML137 whereas the 2008 costs relate to the Ofrima exploration and appraisal incurred primarily during Q1 2008.

GABON

In Gabon, Q2 2008 costs increased by $66 million or 153% from Q2 2007 and $101 million or 136% on a year-to-date basis. The majority of the increase related to an additional rig operating in 2008 compared to 2007 year-to-date in the Awoun license area. Awoun was not yet producing in Q2 2007, as it commenced first production from one well in December 2007. Increased onshore facilities' costs of $15 million in Q2 2008 ($34 million year-to-date) reflect the commencement of a new export pipeline south of the Coucal Terminal to the Rabi trunk line facility. There were five production wells drilled in Gabon during Q2 2008 (eleven year-to-date) as well as one gas injector well and one exploration well during Q1 2008. All costs relating to the well completion failure have been capitalized and there is a $12 million insurance claim being pursued.

OTHER

Cameroon exploration expenditures in Q2 2008 increased by $35 million and $45 million on a year-to-date basis from minimal costs in the comparative periods. These costs relate to two exploration wells and a sidetrack in the Ngosso license. The two exploration wells were plugged and abandoned as dry, however the sidetrack established a gross hydrocarbon column of 79 feet and may be developed in the future together with existing oil discoveries in the overall field development program. The Iroko license was also acquired and an exploration well drilled in Q2 2008. This exploration well encountered hydrocarbons and Addax Petroleum is currently evaluating core, pressure and wireline data.

The JDZ Blocks 1, 2, 3 and 4 continue to incur costs during 2008 related to seismic interpretation and reprocessing work, as well as drilling engineering and well planning for the anticipated 2008/09 drilling campaign.

The Taq Taq field costs during 2008 (quarterly and year-to-date) relate to the preparations for early production and for a new rig expected to arrive in Q3 2008. There has been no drilling conducted in 2008 to date. Q2 2007 reflects appraisal and development drilling on the Taq Taq field and costs are therefore $26 million higher than Q2 2008.

There has been intermittent Turkish military action during Q2 2008 in the border region between Turkey and the Kurdistan region of Iraq. The situation is under constant review by management.


Nigeria 66%
Other 7%
Gabon 25%
Kurdistan 2%


Acquisition 3%
Development Drilling 50%
Exploration & Appraisal 21%
Facilities 23%
Other 3%

Major Capital Projects Going Forward

Addax Petroleum's major capital projects going forward remain consistent with those discussed in the Q1 2008 MD&A.

NIGERIA

In Nigeria, the major upcoming capital expenditure relates to the Adanga North Horst and Oron West developments with associated water injection facilities in OML123. In OML126 there will be continued development of the Okwori and Nda fields. There will also be investment to eliminate gas flaring by constructing an infrastructure to supply all produced gas for sale or re-injection.

Addax Petroleum believes the combination of oil discoveries in Ofrima North (OML137) are sufficient to provide for a standalone development with a FPSO and subsea tiebacks and intend to work closely with relevant Nigerian government agencies on plans for expeditious development. Addax Petroleum also plans additional exploration and appraisal drilling at Ofrima North and the surrounding area.

GABON

In Gabon, the major capital projects relate to the further development of the Tsiengui and Obangue fields in the onshore Maghena and Panthere

NZE licenses. A new export line is to be constructed to the Shell Rabi facility in 2008. There is also the development of the Koula field in the Awoun license, which has a planned start-up of 2009 and the Etame license is developing the Ebouri field for tie-in during 2008.

Funds Flow From Operations ("FFFO")

The components of FFFO are set out as follows:

Funds Flow From Operations ("FFFO")	Three months ended		Six months ended	
(US$ millions, unless otherwise stated)	30-Jun 2008	30-Jun 2007	30-Jun 2008	30-Jun 2007
Net Income	**293**	101	**533**	180
Adjustments for non-cash items:				
Future income taxes	**71**	42	**155**	83
DD&A	**144**	146	**280**	277
Share-based compensation	**6**	3	**13**	9
Convertible bond interest accretion	**6**	3	**11**	3
Foreign exchange (gain) loss	**2**	–	**(2)**	1
Other	**2**	(8)	**3**	(3)
FFFO	**524**	287	**993**	550
Changes in non-cash working capital	**184**	(336)	**(38)**	(417)
Cash Flows from Operating Activities	**708**	(49)	**955**	133
FFFO per share ($/basic share)	**3.37**	1.85	**6.38**	3.55
FFFO per diluted share ($/diluted share)	**3.24**	1.82	**6.14**	3.51

FFFO increased by $237 million or 83% in Q2 2008 compared with Q2 2007, primarily due to the increase in sales for which operating and corporate expenses did not increase to the same extent. The diluted FFFO per share effect in Q2 2008 results from the convertible bonds and the non-vested share based compensation.

Changes in Working Capital and Capital

The following table shows the working capital and capital structure of Addax Petroleum for the past eight quarter ends.

Capital Structure *(US$ millions)*	30-Jun 2008	31-Mar 2008	31-Dec 2007	30-Sept 2007	30-Jun 2007	31-Mar 2007	31-Dec 2006	30-Sep 2006
Accounts receivable	**435**	460	312	276	187	153	179	194
Inventories	**188**	159	129	139	162	104	121	111
Prepaid expenses	**55**	39	39	52	37	41	26	31
Accounts payable and accrued liabilities	**(588)**	(519)	(545)	(473)	(345)	(372)	(364)	(304)
Income taxes and royalties payable	**(161)**	(20)	(33)	(102)	(176)	(397)	(510)	(475)
Deferred revenue	**(5)**	(8)	(10)	–	–	–	(4)	–
Total non-cash working capital	**(76)**	111	(108)	(108)	(135)	(471)	(552)	(443)
Cash and cash equivalents	**201**	107	32	82	71	93	34	143
Total net working capital	**125**	218	(76)	(26)	(64)	(378)	(518)	(300)
Short-term debt	**–**	–	–	–	–	–	–	850
Long-term debt	**910**	1,125	950	1,025	950	975	830	–
Convertible bonds	**250**	247	245	242	239	–	–	–
Shareholders' equity	**2,229**	1,946	1,714	1,534	1,400	1,247	1,168	1,116

Addax Petroleum's total net working capital has reverted from a deficit at Q2 2007 of $64 million to a surplus of $125 million at Q2 2008. The main reason relates to the higher accounts payable and accrued liabilities including $82 million for JDZ Block 1, $13 million for Cameroon drilling, $11 million for long lead flowlines and umbilicals for OML126 and higher trade payables in Gabon related to growing operations. Also, inventory levels are higher at June 30, 2008 that they were at June 30, 2007. A portion ($60 million) of the planned June 2008 lifting for NNPC taxes was actually lifted in early July 2008. At Q1 2008, Gabon had higher than average inventory levels resulting from the delay of certain March 2008 liftings given a local strike in Gabon. These levels are lower by Q2 2008 in Gabon, however offset by higher inventory levels in Nigeria resulting in higher overall inventory values for Addax Petroleum on a consolidated basis.

The $78 million payment for the acquisition of the 40% working interest in Block 1 of the JDZ was paid in July 2008 and will reduce both the accounts payable and accrued liabilities and cash balances. This payment was made upon receiving final approval from the Joint Development Authority.

Addax Petroleum's overall long-term financing position has decreased since Q2 2007. The main component is the senior secured reducing revolving debt facility which decreased $40 million since Q2 2007. This decrease was partially offset by the accretion increasing the convertible bond liability by $11 million compared to June 30, 2007. Details of the convertible bond issued during Q2 2007 are provided in the 2007 Annual MD&A and Addax Petroleum's AIF. At the end of Q2 2008, the facility and letters of credit were drawn down by $910 million and $129 million, respectively. The additional $8 million letter of credit outstanding from Q4 2007 to Q1 2008 is no longer outstanding as at Q2 2008. Further long-term financing is available through the $450 million unsecured loan facility signed and underwritten during Q2 2008 for an amount of $450 million, which may increase to $500 million after syndication.

Consolidated Changes in Cash Flow

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

Cash flow	**Three months ended**		**Six months ended**	
	30-Jun	30-Jun	**30-Jun**	30-Jun
(US$ millions)	**2008**	2007	**2008**	2007
Funds flow from operations	**524**	287	**993**	550
(Increase) in non-cash working capital	**184**	(336)	**(38)**	(417)
Cash flows from operating activities	**708**	(49)	**955**	133
Net cash flows from investing activities	**(377)**	(235)	**(708)**	(478)
Net cash flows from financing activities	**(237)**	262	**(78)**	382
Change in cash and cash equivalents	**94**	(22)	**169**	37

Cash flows from operating activities increased by $757 million Q2 2008 compared to Q2 2007 given the higher FFFO and a decrease in non-cash working capital. The most significant non-cash working capital item to change is income taxes and royalties payable as the liability was reduced in Q1 2007 whereas it increased in Q1 2008. This trend was the same for the six month period.

The net cash outflows from investing activities increased in Q2 2008 by $142 million or 60% compared to Q2 2007 given higher capital expenditures, 50% of which was development drilling, 21% for exploration and appraisal and 23% on facilities. Q2 2008 net financing cash flows have decreased by $499 million, on a quarterly basis and $460 million for the six month period as the Q2 2007 results included the $294 million proceeds from the convertible debt whereas Q2 2008 included repayments on the long-term debt.

Liquidity and Capital Resources

Addax Petroleum's principal source of liquidity has been funds flow from operations which has been supplemented as necessary by the senior debt facility and convertible bonds. Addax Petroleum manages its liquidity risk by regularly monitoring its cash flows from operating activities, holding adequate amounts of cash and cash equivalents and utilization of its long-term debt facilities. The current year's budget is planned to be funded from cash flow from operations and the long-term debt facilities provide additional flexibility for short-term timing fluctuations. Addax Petroleum expects that this capital funding along with continued operational income will allow for currently planned short and long-term operations.

A $1,500 million senior secured debt facility was obtained during Q1 2007, increased to $1,600 million during Q2 2007, and was partially used to re-finance the former acquisition bridge facility arranged in 2006 for the PanAfrican Energy Corporation (Mauritius) Ltd. ("PanAfrican") acquisition (Gabon operations). In April 2008, a two year unsecured loan facility bearing interest at the Lenders' LIBOR plus 2.90% was signed and underwritten for an amount of $450 million, which may increase to $500 million after syndication. This loan facility will be used to provide additional funding capacity for acceleration or increase in capital expenditure projects and/or acquisition opportunities. No amounts have been drawn down on this facility as at June 30, 2008.

The convertible bonds were issued in Q2 2007 with net proceeds of $294 million, maturing May 31, 2012. The primary use of the funds was to reduce the long-term debt facility.

Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria or Gabon on the ability of Addax Petroleum's Nigerian and Gabonese subsidiaries to transfer funds to Addax Petroleum in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to Addax Petroleum by its Nigerian and Gabonese subsidiaries. Addax Petroleum has not experienced seasonal variations in its cash flows.

Economic Sensitivities

The following table shows the estimated after-tax effect that changes to crude oil prices, gross crude oil production, operating costs and interest rates would have had on Addax Petroleum's net income for the period ended June 30, 2008, had these changes occurred on January 1, 2008. These calculations are based on business conditions, production and sales volumes existing for the current period. The 1,000 bbl/d increase has been pro-rated across producing licenses based on their proportion of overall sales.

Economic Sensitivities	Change (+)	Net Income impact (US$ millions)	Net Income impact ($ per basic share)
Average realized price	$10.00/bbl	68	0.44
Crude oil production	1,000 bbls/d	3	0.02
Increase in operating expenses	$1.00/bbl	(7)	(0.05)
Interest rate	1%	(5)	(0.03)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not reflect any inter-relationships between the above factors. Changes in the foreign exchange rates have not been considered in this analysis, and are not expected to be material.

Outlook for Remainder of 2008

The anticipated average production performance for 2008 is slightly below the forecast associated with the 2008 guidance of between 140 and 145 Mbbl/d, resulting in revised guidance of between 136 and 140 Mbbl/d. The lower production experienced during Q2 2008 in Nigeria is expected to be recovered for the 2008 year as

Addax Petroleum brings on stream reserves from the Oron West South and Adanga fields in OML123 along with increased production from the Okwori and Nda fields in OML126. In Gabon, production was below forecast levels due to delays arising from the rectification of a well completion failure as well as, temporary higher than expected decline rates in some production wells inhibiting production growth at the current drilling rates. New production from the Awoun license and increased capacity with the completion of the pipeline to Shell's Rabi facility are expected to augment production, however, the Gabon production forecast has had a downward revision.

In 2008, the results of the Taq Taq drilling and seismic appraisal program are being integrated into a full field development plan. An early production system is under construction and TTOPCO is targeting to commence commercial oil production attributable to Addax Petroleum's working interest in the second half of 2008. The existing facilities were upgraded during Q2 2008 and TTOPCO is expecting to increase capacity further.

The capital budget for 2008 of $1,615 million remains unchanged.

Contractual Obligations and Commitments

Addax Petroleum has assumed various contractual obligations and commitments in the normal course of operations and financing activities. The commitments and contractual obligations have not substantially changed from the December 31, 2007 year end except for an additional $49 million commitment for compressors and turbines to be used in OML123/124, Nigeria.

The remaining financial commitment for JDZ Block 4 has increased at June 30, 2008 to $25 million from $22 million as at March 31, 2008 as a result of the decision by the London Court of International Arbitration to award Addax Petroleum an additional 7.2% participating interest in the Block. As a result of this decision, Addax Petroleum's working interest has increased from 56% to 65%; comprised of a participating interest of 45.5% plus a carry for ERHC Energy Inc.'s share of 19.5%. Please see the 'Subsequent Events' section for further details. Purchase obligations, exploration obligations and other long-term obligations are capital costs in nature and will be met out of current operating activities.

Contingent Liabilities

Addax Petroleum's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax liability. In addition, notices have been filed objecting to certain issues. While the results of these items cannot be ascertained at this time, it is believed that there have been adequate accruals for income taxes in current and prior periods based on available information.

Asset Retirement Obligation & Environmental Liabilities

Addax Petroleum carries an asset retirement obligation for each country in which it operates to fund the restoration of the production site once extraction is completed. The estimated decommissioning costs include onshore and offshore facilities and wells drilled at the time the report was prepared by assessing the feasibility, logistical difficulties and safety using the latest technology at the lowest cost. Addax Petroleum expects to fund this obligation and committed capital investments from a combination of cash flow and drawings from the senior secured revolving debt facility. There have been no adjustments, other than monthly accretion, to the asset retirement obligation since Q4 2007.

Addax Petroleum produces a significant amount of natural gas associated with oil production. The majority of Addax Petroleum's produced associated natural gas in Nigeria is currently flared. The Nigerian Government has announced what is commonly known as the "Flares-Down" policy that is intended to induce petroleum producers to reduce or eliminate the amount of natural gas that is flared in petroleum production. The Nigerian Government has not officially announced any further details on how and from what date the "Flares Down" policy (in original or revised form) will be implemented. The stated policy of the Nigerian Government had been that routine gas flaring should cease at the end of 2008. As a step towards implementing this policy, the Department of Petroleum Resources had proposed to the Minister of Petroleum Resources a substantial increase in the existing gas flare penalty commencing from the 1st of February 2008. This recommendation is still under review by the Minister. Additionally, NNPC (the national oil company) and the major oil companies operating in Nigeria have indicated that "Flares Down" by the end of 2008 is no longer realistic. Their reasons include shortfalls in funding gas projects by the Nigerian Government and security issues in the Niger Delta. New dates ranging from 2010 to 2013 have been proposed.

It should be noted however that the Nigerian Government recently issued new policy and regulations which intend to impose an obligation on gas producing companies to supply agreed volumes of gas to the domestic market. Addax Petroleum does have projects planned to re-inject produced gas in OML123, 124 and 126, however this will not have eliminated flaring in OML123 by the end of 2008. Further, at some point in the future it may also be possible to monetize the gas with Government-sponsored infrastructure projects such as power generation plants.

Risk Management

Addax Petroleum has published its assessment of its business risks in the 'Risk Factors' section of its AIF (available on SEDAR at www.sedar.com). It is recommended that this document be reviewed for a thorough discussion of risks faced by Addax Petroleum

There are numerous factors which may affect the success of Addax Petroleum's business which are beyond its control including local, national and international economic, legal and political conditions. The business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations in certain developing countries, such as Nigeria, Cameroon, Gabon and the Kurdistan region of Iraq expose Addax Petroleum to potential civil unrest, political and currency risks. In particular, escalations of civil unrest in Nigeria and Iraq may pose a threat to the operations in those countries and any intensification in the level of civil unrest may have a material adverse effect on Addax Petroleum's business, results of operations or financial condition.

FINANCIAL RISK

Addax Petroleum is aware of its increased leverage and reviews its use of available facilities considering future capital expenditure, expected returns in production and oil price trends to ensure that the required repayments can be made. Addax Petroleum may utilize derivative financial instruments, such as foreign exchange contracts and interest rate swaps, to manage certain exposures. These financial instruments are not used for trading or speculative purposes. Addax Petroleum has not historically held nor currently plans to hold investments in asset-backed commercial paper.

COMMODITY PRICE

Crude oil prices can be volatile and are subject to external forces in the worldwide market such as global demand, OPEC decisions, climatic events and trends and political influences which affect the supply and demand relationship. Addax Petroleum is subject to market fluctuations in the price of oil, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities, including the ability to acquire space in pipelines to deliver oil to commercial markets, and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and many other aspects of the oil business. Addax Petroleum does not hedge any of its sales or production.

FOREIGN CURRENCY

Addax Petroleum is exposed to foreign exchange risk because subsidiary companies undertake transactions in foreign currencies, primarily with respect to the Swiss franc (or "CHF"), the Nigerian naira (or "NGN"), the Gabonese Central African franc (or "CFA"), which is pegged to the euro, and the euro (or "EUR"). Exchange rate exposures are managed within approved policy parameters which may utilize both local currency borrowing facilities and forward contracts to hedge its exposure to foreign currency risk.

Currently, Addax Petroleum holds a foreign exchange forward contract to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. This contract is held because Addax Petroleum incurs costs in CHF in respect of its service office based in Switzerland while the majority of its revenues are in US dollars. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges. Addax Petroleum does not consider changes in the exchange rate between CDN$ and US$ as significant given the low number of transactions denominated in CDN$ and, therefore, does not mitigate this risk with financial instruments.

CREDIT

Credit risk is the risk of economic loss arising when a counterparty fails to meet its obligations as they come due. During initial joint venture agreement negotiations and ratification, credit risk is considered and incorporated into the terms of the contracts. Furthermore, cash calls can be made in advance of incurring costs to help ensure costs are recovered. However, it is possible that the interest of Addax Petroleum and its joint venture partners are not

aligned resulting in project delays, additional costs or disagreements, which could adversely affect business results. The maximum exposure to credit risk is equal to the carrying amount of financial instruments classified as loans and receivables.

BUSINESS RISK

Addax Petroleum is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out Addax Petroleum's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties of contracts.

With key operations in certain developing countries, Addax Petroleum could be exposed to the potential inability to obtain additional prospect or development licenses due to the highly competitive and political bidding processes in these areas.

FIND, DEVELOP AND ACQUIRE ADDITIONAL RESERVES

The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flows from operating activities is insufficient and external sources of capital become limited or unavailable, the ability to make the necessary capital investments to maintain and expand oil reserves could be impaired. There are also risks typically associated with oil operations, including premature decline of reservoirs and invasion of water into producing formations. There can be no assurance that Addax Petroleum will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

OPERATIONS RISK – HUMAN RESOURCES / HEALTH, SAFETY, SECURITY AND ENVIRONMENT ("HSSE")

Addax Petroleum has direct responsibility for HSSE in its Nigerian, Gabonese and Cameroonian operated properties. Addax Petroleum focuses on proactive community development for stable operations, accident prevention, monitoring operational compliance and advising management on statutory and industry requirements.

Addax Petroleum is highly dependent upon its executive officers and key employees, and success will be largely dependent upon the performance of such officers and key employees. In particular, the Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important for business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on Addax Petroleum.

Ongoing intermittent Turkish military action in the border region between Turkey and the Kurdistan region of Iraq continued in Q2 2008. The situation is under constant review and Addax Petroleum has implemented an action plan.

REGULATORY AND POLITICAL

Addax Petroleum holds agreements with various governments in order to conduct business in particular license areas and under which, business and fiscal terms are specified. There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim to properties which could result in a material adverse effect including a reduction in revenue. Addax Petroleum aims to build positive relationships with the governments through both its corporate and local country office relations. These dealings aim towards an ethical and positive working relationship.

The industry is coming under greater pressure to justify recovery of costs by the Nigerian authorities. As approvals from the Nigerian authorities are taking longer to obtain, Addax Petroleum's ability to recover costs is at risk as long as it explores and develops aggressively in Nigeria. Mitigating actions have been enacted including protective audits, discussions with authorities for approvals of cost recovery and direct requests to senior levels of administration in the government.

As the majority of revenues are derived from licenses held through the Nigeria government, Addax Petroleum is more exposed to risks associated with this government; however, through its Gabon operations and appraisal activities in the Kurdistan region of Iraq, it has diversified its locations.

COMPETITION FOR OIL & GAS SERVICES AND EQUIPMENT

The general upward trend in the oil price has had the effect of raising the demand for oil and gas equipment in the global market. Higher demand has lead to higher supply prices or a shortage in supply

for key equipment, such as drilling rigs. This can lead to delays in exploration and appraisal programs as well as an overall increase in the operating and depletion cost per barrel. Management endeavours to regularly review costs and negotiate reasonable terms in supply contracts; however this trend may affect future earnings for Addax Petroleum and the oil and gas industry, in general.

OPERATIONS RISK - OIL & GAS OPERATIONS

Addax Petroleum is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of oil and gas wells or formations or production facilities or other property, equipment and the environment, as well as interrupt operations. Addax Petroleum and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks, however there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that Addax Petroleum will be obtain insurance to cover such risks. For example, there is no business interruption insurance held and therefore, it will suffer losses as a result of a shut-in or cessation in production.

CRIMINAL OR TERRORIST ACTIONS

Addax Petroleum has established a practice to proactively build positive relationships with local communities and aims to foster a climate of open dialogue and mutual respect. However, there remains a risk of criminal or terrorist acts on operations. In June 2008, the standby support vessel on OML126, Nigeria was approached and attacked by unknown assailants in several speedboats. A Nigerian Navy Rating died, three other Navy crew and one civilian were injured while defending the standby vessel contracted by Addax Petroleum to provide security services on OML126. The speedboats departed without any adverse effect on Addax Petroleum's operations or technical infrastructure in OML126. Also in June 2008, a contractor was killed following an attempted robbery by armed gunmen on a supply vessel servicing operations in OML123. During the incident, one Nigerian Navy Rating and one crew member were injured. Full investigations into the criminal incidents are underway by local and federal security and government agencies and by Addax Petroleum.

ENVIRONMENT

The oil industry is subject to worldwide pressures and potential regulation changes to manage greenhouse gas emissions. This may increase costs of production in order to comply with potential changes to environmental regulations or may affect the overall demand if purchasing trends change. Addax Petroleum is also subject to a variety of waste disposal, pollution control and similar environmental laws.

Environmental protection and conservation are a fundamental part of Addax Petroleum's operations. Addax Petroleum ensures that all new projects comply with the relevant standards and regulations and upgrades its existing facilities. The waste management policy promotes minimization and recycling. Addax Petroleum collaborates with local groups to promote environmental awareness and continuously re-evaluates its performance to ensure compliance.

Off-Balance Sheet Arrangements

Addax Petroleum has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Addax Petroleum, including, without limitation, such considerations as liquidity and capital resources, except the following:

(a) Operating leases are used in the normal course of business as disclosed in Contractual Obligations and Commitments.

(b) As at June 30, 2008, there were outstanding letters of credit amounting to $129 million, relating to the $300 million Letter of Credit Tranche of the $1,600 million Senior Secured Loan Facility.

Besides potential future PSC acquisitions which typically incur letters of credit over the PSC minimum work commitment, Addax Petroleum is not planning to engage in any other off-balance sheet arrangements in the foreseeable future.

Subsequent Events

In 2007 Addax Petroleum and ERHC Energy Inc. ("ERHC") entered into arbitration proceedings in respect of a 9% participating interest in JDZ Block 4 that had been committed to a third party. When that

third failed to fulfil its obligations, the 9% reverted to Addax Petroleum and ERHC. Under the arbitration proceedings, Addax Petroleum claimed entitlement to 7.2% of the 9% interest, subject to the carried costs associated with the balance, being the 1.8% to which ERHC was entitled. In July 2008, a panel of the London Court of International Arbitration confirmed that Addax Petroleum is entitled to the 7.2% additional interest for no additional monetary consideration beyond the $18 million previously paid by Addax Petroleum to ERHC. The award increases Addax Petroleum's interest in Block 4 from 38.3% to 45.5%. Addax Petroleum will continue to carry the costs associated with ERHC's 19.5% interest in JDZ Block 4.

Subsequent to the quarter end, Addax Petroleum received Federal Government of Nigeria approval of an integrated gas utilization initiative which could lead to the development and monetization of Addax Petroleum's considerable gas resources in Nigeria. The integrated gas utilization project was proposed by Addax Petroleum together with partners Chrome Oil Services Limited, a leading Nigerian oil and gas company, and Korea Gas Corporation, South Korea's national gas company (the "Consortium"). As approved by the Federal Government of Nigeria, the project is intended to include the exploration and development of gas fields in Nigeria, including Addax Petroleum's OML137, to secure the gas reserves necessary to commercialize a new LNG production facility of up to 10 million tons per annum to be sited on Brass Island in Bayelsa State, to provide domestic power generation capacity of up to 1,000 megawatts and to provide feedstock for the development of petrochemical facilities. As part of the Federal Government approval, the Consortium has been instructed to cooperate with the Nigerian Ministry of State for Energy (Gas), the Department of Petroleum Resources and the Nigerian National Petroleum Corporation to establish fiscal and commercial terms for the upstream and downstream activities that meet the required investment levels for all participants in the project. Addax Petroleum believes that these negotiations will take place rapidly and can be concluded in a timely fashion to achieve final investment decision by the end of 2009.

Under the long-term incentive plan, Addax Petroleum offered approximately 1 million common shares to employees in July 2008.

Shareholder's Equity and Outstanding Share Data

Outstanding Share Data	Three months ended		Six months ended	
(millions)	**30-Jun 2008**	30-Jun 2007	**30-Jun 2008**	30-Jun 2007
Common Shares Outstanding				
Beginning of period	**156**	155	**156**	155
Issued	**–**	–	**–**	–
End of Period	**156**	155	**156**	155
Weighted average basic common shares outstanding	**156**	155	**156**	155
Weighted average diluted common shares outstanding	**162**	157	**162**	156

There have been no conversions of the convertible bond since its issuance in 2007. The maximum number of shares that could be converted if certain conditions were met is 5,929,234. There were no stock options outstanding or any other security convertible into common shares.

As at June 30, 2008 AOG Holdings BV had a 35.49% interest in Addax Petroleum. There has been no change in AOG Holdings BV's interest as at the date of this interim MD&A.

No common shares vested under the LTIP program in Q2 2008. Refer to the 'Corporate Expenses' section for further details on the LTIP program.

Critical Accounting Estimates

The consolidated financial statements include the accounts of Addax Petroleum and all of its subsidiaries. The consolidated financial statements have been prepared by Management in accordance with Canadian GAAP.

The preparation of financial statements in accordance with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

In particular, the amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The convertible bond's liability and equity values and estimated life were based on a valuation prepared by the issuing financial institution and, furthermore, believed to be reasonable by Addax Petroleum management. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

Critical Accounting Policies

Refer to note 1 of the audited consolidated financial statements as at December 31, 2007 for a full description of Addax Petroleum's significant accounting policies and note 1 of the unaudited consolidated financial statements as at June 30, 2008.

OIL AND GAS ACCOUNTING

Addax Petroleum follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are capitalized on a country by country cost centre basis. Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20% or more. Capitalized costs are depleted on a unit-of-production basis based on Addax Petroleum's share of gross estimated proven reserves, before royalties, as estimated by independent reservoir engineers and updated internally during the year. The carrying value of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

ASSET RETIREMENT OBLIGATIONS

Addax Petroleum recognized as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The fair value is determined on the basis of internal engineering and environmental studies for each well or facility and the estimate evaluated on a periodic basis and any adjustment to the estimate is prospectively applied.

GOODWILL

Goodwill represents the excess purchase price over fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is assessed for impairment annually, or more frequently as events occur that may indicate impairment.

INTEREST IN JOINT VENTURES

The consolidated financial statements include only Addax Petroleum's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

INVENTORIES AND UNDERLIFT

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

CONVERTIBLE BONDS

Convertible bonds are classified as debt net of the fair value of any conversion feature, which is recorded in shareholders' equity. Issue costs are allocated between debt and equity components and those costs allocated to the equity element are recognized in the consolidated statement of operations in the period of issuance. The issue costs allocated to the debt element are amortized over the term of the bond, and the debt portion will accrete up to the principal balance at maturity using the effective interest method. If the convertible bonds are converted to common shares, a portion of the amount allocated to the conversion feature recorded in shareholders' equity will be reclassified to share capital along with the principal amounts converted.

New Accounting Pronouncements

The CICA Handbook Section 1400, *General Standards of Financial Statement Presentation* has been amended. There were no changes required to the financial statements as a result of this change.

INVENTORIES

Effective January 1, 2008, Addax Petroleum retrospectively adopted the new CICA Handbook Section 3031, *Inventories* which provides guidance regarding the measurement of inventories including the allocation of costs such as overhead and fixed production costs and allows for the reversal of previous impairment. There were no changes required to the valuation of inventory for the current or comparative year.

FINANCIAL INSTRUMENTS

Effective January 1, 2008, Addax Petroleum prospectively adopted the new CICA Handbook Sections 3862, *Financial Instruments – Disclosures* and 3863, *Financial Instruments – Presentation.* The purpose of these sections is to enhance the financial statement users' ability to evaluate:

- the significance of financial instruments on an entity's financial position, performance and cash flows;
- the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date; and
- how the entity manages those risks.

The new standards require additional disclosure with no effect on the financial statements.

CAPITAL MANAGEMENT

Effective January 1, 2008, Addax Petroleum has adopted the new CICA Handbook Section 1535, *Capital Disclosures* for disclosure of an entity's objectives, policies and processes for managing capital.

EFFECT OF FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA Accounting Standards Board has adopted the following new or amended Handbook Sections: In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*, ("Section 3064") replacing Sections 3062, *Goodwill and Other Intangible Assets* ("Section 3062") and 3450, *Research and Development Costs.* Various changes have been made to other standards to be consistent with Section 3064. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, Addax Petroleum will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. Addax Petroleum is currently evaluating the impact of the adoption of Section 3064 on its consolidated financial statements; however, it is not expected that the adoption will have a material impact on the consolidated financial statements.

In January 2006, the Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, the AcSB confirmed, as part of that plan, that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP by 2011 for Canadian publicly accountable enterprises. Subject to the Canadian Securities Administrators' approval, Addax Petroleum is considering early adoption of IFRS for the financial year beginning on January 1, 2010.

Management is considering this option given that Addax Petroleum:

1. previously reported under IFRS prior to its listing on the Toronto Stock Exchange;

2. currently tracks capital costs by field or groups of fields as required for depletion purposes under IFRS; and

3. has prepared and analyzed the differences between Addax Petroleum's accounting under Canadian GAAP and IFRS to gain a comprehensive understanding of the conversion differences.

Addax Petroleum's auditors have been involved throughout the process and are expected to continue to be involved through the duration of the convergence project. A changeover plan has been developed with the following key elements:

Phase 1:
Diagnostic

During the latter part of 2007, a detailed diagnostic was prepared to compare Canadian GAAP to IFRS

and used to evaluate how the differences apply to Addax Petroleum. This diagnostic was used as the basis to better understand their application in the oil and gas industry and to Addax Petroleum specifically.

High Level Plan

Based on the above diagnostic and preliminary discussions with auditors, a high level plan was developed to consider the timing and identification of relevant parties to be involved including: further detailed convergence analysis, internal and external communication, training requirements, the legal department and human resources department involvement, information system capabilities, business unit requirements, and treasury components.

Phase 2:
Project Set-Up

Through the diagnostic analysis, Addax Petroleum identified property, plant and equipment ("PP&E"), depletion and future income tax to be the primary areas of difference for Addax Petroleum between Canadian GAAP and IFRS. However, other differences which are less significant have also been identified and evaluated. During the first half of 2008, a comprehensive recalculation of the depletion and future income tax position was conducted under various IFRS compliant policies. Further analysis of the IFRS 1 transition exemptions has also been conducted.

Component Evaluation & Issues Resolution

Alternatives between accounting policies, clarification on their application and other issues have been addressed throughout 2008 by the Addax Petroleum finance team. Key policy decisions being evaluated are whether to use a successful effort or modified full cost policy for PP&E, whether to deplete PP&E using proven or proven plus probable reserves and whether to retrospectively apply IFRS 3 Business Combinations to the 2006 acquisition of PanAfrican. Other significant decisions are the option to early adopt IAS 23 Borrowing Costs policy to capitalize interest on qualifying expenditures and the definition of Cash Generating Units and Operating Segments. We are unable to provide a quantification of differences until the accounting policies are chosen.

Under IFRS, investment tax credits are accounted for differently than under Canadian GAAP and this will create a significant difference to the PP&E and depletion. Under Canadian GAAP, the pre-tax amount is deducted from PP&E, thereby reducing its balance and depletion. Under IFRS these investment tax credits are tracked off-balance sheet and recognized over the same basis as the corresponding PP&E asset. The result is higher PP&E and higher depletion partially offset by lower future income tax under IFRS.

The convergence timing and more recently differences between the accounting and disclosures has been presented to the audit sub-committee and board during quarterly meetings as well as an additional IFRS meeting held during Q2 2008. A further IFRS meeting is planned for Q3 2008 to determine whether Addax Petroleum will consider early adoption. It is expected that the accounting policy choices will also be confirmed at a Q3 2008 board meeting, if an early adoption option is agreed upon.

Initial Conversion

The accounting information system is flexible and allows the information to be extracted in various groupings and formats, as required, for IFRS disclosures.

Regardless of whether Addax Petroleum decides to early adopt, all IFRS comparatives from inception to December 31, 2007 are planned to be audited during Q3 and Q4 2008. Furthermore, the 2008 IFRS financial statements are intended to be audited as part of the 2008 Canadian GAAP audit. Therefore, a dual set of Canadian GAAP and IFRS accounts will be maintained until the completion of the first year of convergence.

Communication with the legal, human resources, investor relations, treasury, corporate finance and other stakeholders are planned to commence during Q3 2008. Information will also be relayed to the market, investors, banks and other public stakeholders as it becomes finalized.

Disclosure Controls and Procedures

As of June 30, 2008, an evaluation was carried out under the supervision of, and with the participation of Addax Petroleum's management including the Chief Executive Officer and the Chief Financial Officer, of the design and effectiveness of Addax Petroleum's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of Addax Petroleum's disclosure controls and procedures were effective as at June

30, 2008, and would provide reasonable assurance that material information relating to Addax Petroleum and its consolidated subsidiaries would be made known to them by others within those entities.

Internal Controls over Financial Reporting

As of June 30, 2008, an evaluation was carried out under the supervision of, and with the participation of Addax Petroleum's management including the Chief Executive Officer and the Chief Financial Officer, of the design of Addax Petroleum's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was effective as at June 30, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the annual financial statements for external purposes in accordance with Canadian GAAP.

Transactions with Related Parties

Addax Petroleum has entered into no new transactions with related parties during Q2 2008. The transactions with related parties remain as noted below:

- Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "Crude Oil Supply Agreements");
- Management Services Agreement;
- Bunkering Agreement;
- Agreement for Services of Jean Claude Gandur;
- Trademark Agreement;
- Non-Competition Agreement; and
- Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum.

The following transactions took place between Addax Petroleum and related parties:

Related Party Transactions	Three months ended		Six months ended	
	30-Jun	30-Jun	**30-Jun**	30-Jun
(US$ millions)	**2008**	2007	**2008**	2007
Sales to Addax B.V.:				
Nigeria	**628**	107	**1,037**	291
Gabon	**--**	32	**7**	75
Charges to Addax B.V. and other related entities:				
Nigeria	**21**	9	**35**	20
Total	**607**	130	**1,009**	346

All transactions with related parties are as set out in the individual agreements that are regularly reviewed by Addax Petroleum's management.

CRUDE OIL SUPPLY AGREEMENTS

Addax B.V. ("ABV"), which is a subsidiary of AOG, is the sole marketer of Addax Petroleum's crude oil production under the Crude Oil Supply Agreements for the Nigerian and Remboué crude oil. The business purpose ABV has been chosen to market this crude oil is due to their experience in the local market and to competitive rates. All crude oil produced from OML123/124 and OML126 is sold to ABV on the same terms and conditions as with ABV's non-related customers and is measured at

the exchange amount as part of the normal course of operations. Crude oil sold to ABV from the Remboué field is a continuation of trading prior to the PanAfrican acquisition and is on a non-related customer basis and measured at the exchange amount in the normal course of operations. ABV was awarded the contract to market the Etame crude oil for 2007 following a bidding process with a number of crude traders; however, this contract expired December 31, 2007 and a third party offtaker has been contracted for the 2008 program.

Charges to ABV and other related entities include management services, trademark licence and information technology support to AOG Advisory Services Ltd. Also included are charges from Addax Bunkering Services for the purchase of fuel for the Addax Petroleum floating production, storage and offloading vessels and other marine support vessels. All transactions with these related parties are recorded at amounts agreed to by the parties and are made on the same terms and conditions as with non related customers during the normal course of operations.

Sales to Addax B.V. increased in Q2 2008 compared to Q2 2007 by $489 million as a greater portion of Q2 2007 liftings were used to repay tax payable balances from the prior year to NNPC and significantly lower (82%) sales prices in Q2 2007. This increase was somewhat offset as there were no sales for Gabon licenses in Q2 2008. During Q2 2007, Addax B.V. sold oil for both the Etame and Remboué licenses, whereas it only sold $7 million during Q1 2008 for Remboué and none in Q2 2008.

Summary of Quarterly Results

The following is a summary of quarterly results for Addax Petroleum for the eight most recently completed quarters.

Quarterly Information *(US$ million, unless otherwise stated)*	30-Jun 2008	31-Mar 2008	31-Dec 2007	30-Sept 2007	30-Jun 2007	31-Mar 2007	31-Dec 2006	30-Sept 2006
Financial:								
Petroleum sales before royalties	**1,493**	1,154	1,107	925	753	627	528	584
Net income	**293**	240	180	122	101	79	53	75
Earnings per share ($/basic share)	**1.88**	1.54	1.16	0.78	0.65	0.51	0.34	0.51
Earnings per share ($/diluted share)	**1.83**	1.51	1.15	0.78	0.65	0.51	0.34	0.51
Funds Flow From Operations	**524**	469	434	335	287	263	215	244
FFFO per share ($/basic share)	**3.37**	3.02	2.79	2.15	1.85	1.70	1.39	1.65
FFFO per share ($/diluted share)	**3.24**	2.86	2.64	2.07	1.82	1.70	1.39	1.65
Weighted average number of shares outstanding (millions)	**156**	156	156	155	155	155	155	148
Capital expenditures, net of dispositions	**369**	340	389	359	261	216	410	214
Operational:								
Average working interest gross oil production (mbbls/d):								
Nigeria	**105.5**	109.7	111.4	104.5	104.1	97.9	95.7	89.1
Gabon	**27.4**	29.4	24.8	23.7	18.9	18.2	12.4	2.4
Total	**132.9**	139.1	136.2	128.2	123.0	116.1	108.1	91.0

The general upward trend of increasing sales over the quarters has resulted from a combination of increased production in both Gabon and Nigeria and rising oil prices. This growth has also contributed to the rise in net income, but is partially offset by increased operating costs, DD&A and taxes corresponding with the increased volumes.

PETROLEUM SALES

Overall, Addax Petroleum has experienced increasing revenues due to production growth and rising oil prices. The previously reported production constraints in Gabon's onshore export facilities, which are operated by an independent party, were lifted to 27,000 bbl/d in January 2008 with a further increase to 30,000 bbl/d expected later in 2008 if oil quality remains consistent. Furthermore, Addax Petroleum entered into an agreement with Shell Gabon to utilise its southern Rabi export route and is constructing a 37 km pipeline which is expected to be operational in the second half of 2008.

NET INCOME

Net incomes by fiscal quarter commencing Q3 2006 and continuing through to Q2 2008 were $75 million, $53 million, $79 million, $101 million, $122 million, $180 million, $240 million and $293 million, respectively. The increase in net income was due primarily to a higher average sales price and production levels, partially offset by higher operating costs and taxes.

FUNDS FLOW FROM OPERATIONS

FFFO by fiscal quarter commencing Q3 2006 through to Q2 2008 were $244 million, $215 million, $263 million, $287 million, $335 million, $434 million $469 million and $524 million, respectively. The steady increase in FFFO during 2007 and into 2008 is due primarily to increased sales volumes and prices.

CAPITAL EXPENDITURES

Capital expenditures by fiscal quarter commencing Q3 2006 and continuing through to Q2 2008 were $214 million, $410 million, $216 million, $261 million, $359 million, $389 million $340 million and $369 million, respectively. Q2 2008 capital expenditures included $19 million for acquisitions, mainly related to OPL227. In general, facilities expenditures are increasing in onshore Gabon for the pipeline being constructed to link to the Rabi facility as well as in OML126 for flowlines. Development drilling also continues to grow in most areas resulting in growing production levels.

FPSO Sendje Berge, OML126


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As a result of its secondary listing on the London Stock Exchange, Addax Petroleum is required to comply with the provisions of the Disclosure and Transparency Rules (DTR) of the United Kingdom Listing Authority (UKLA). The following statement is made in compliance with DTR 4.2.9, but does not obviate Addax Petroleum's obligations under National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency.

This Management Discussion & Analysis and the associated interim unaudited consolidated financial statements as at June 30, 2008 have not been audited or reviewed by auditors pursuant to the Auditing Practices Board guidance on Review of Interim Financial Information.



Addax Petroleum
16 avenue Eugene-Pittard
1206 Geneva

Tel. +41(0)22 702 94 00
Fax. +41(0)22 702 95 90

investor.relations@addaxpetroleum.com

www.addaxpetroleum.com

RECEIVED
2008 AUG 11 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **MICHAEL EBSARY,** Chief Financial Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: August 6, 2008

"signed"

MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: August 6, 2008

"signed"

JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	05/01/2008 - 08/01/2008

Summary

Issued & Outstanding Opening Balance :	155,651,087	As at :	05/01/2008

Effect on Issued & Outstanding Securities

Long Term Incentive Plan	879,114
Directors' Shares in Lieu of Cash Compensation Plan	7,550
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	156,537,751

Long Term Incentive Plan

Opening Reserve	**6,249,382**	As at :	05/01/2008

Effective Date	Securities Listed	Securities Issued
08/01/2008		879,114
Totals	0	879,114

Closing Reserve:	**5,370,268**	As at :	08/01/2008

Directors' Shares in Lieu of Cash Compensation Plan

Opening Reserve	**15,486,788**	As at :	05/01/2008

Effective Date	Securities Listed	Securities Issued
07/07/2008		7,550
Totals	0	7,550

Closing Reserve:	**15,479,238**	As at :	08/01/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	08/05/2008
Last Updated:	08/05/2008

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Addax Petroleum Corporation

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
AXC	0.10	CDN	08/06/2008	08/28/2008	09/11/2008

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	08/06/2008
Last Updated:	08/06/2008

REGULATORY ANNOUNCEMENT

ADDAX PETROLEUM

TOTAL VOTING RIGHTS

06 August 2008 – In conformity with the FSA's Disclosure and Transparency Rules, Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") hereby announces the following:

As at 01 August 2008, the Corporation's issued share capital consists of 156,537,751 common shares of no par value. Subject to the provisions of the *Canada Business Corporations Act*, holders of Addax Petroleum's common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation and, upon a ballot, are entitled to one vote for each common share held. Addax Petroleum does not hold any shares in its treasury.

The figure 156,537,751 may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Addax Petroleum under the FSA's Disclosure Rules and Transparency Rules.

For additional information, please contact:

Allison Neapole
Senior Legal Advisor
Tel: +41 (0) 22 702 6429
allison.neapole@addaxpetroleum.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ADDAX PETROLEUM CORPORATION

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

JEAN CLAUDE GANDUR

MICHAEL EBSARY

DAVID CODD

JIM PEARCE

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

THE NOTIFICATION DOES NOT RELATE TO A CONNECTED PERSON

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 3 ABOVE

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

COMMON SHARES

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SEE ITEM 3 ABOVE

………………………………

8 State the nature of the transaction

ACQUISITION OF SHARES PURSUANT TO LONG TERM INCENTIVE PLAN

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

JEAN CLAUDE GANDUR	175,667
MICHAEL EBSARY	57,435
DAVID CODD	43,826
JIM PEARCE	57,435

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

JEAN CLAUDE GANDUR	APPROXIMATELY 0.11%
MICHAEL EBSARY	APPROXIMATELY 0.04%
DAVID CODD	APPROXIMATELY 0.03%
JIM PEARCE	APPROXIMATELY 0.04%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NO SHARES WERE DISPOSED

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NO SHARES WERE DISPOSED

………………………………

13. Price per *share* or value of transaction

JEAN CLAUDE GANDUR	50,000 @ CAD 27.06
	66,667 @ CAD 37.38
	59,000 @ CAD 42.50
MICHAEL EBSARY	16,668 @ CAD 27.06
	21,667 @ CAD 37.38
	19,100 @ CAD 42.50
DAVID CODD	12,500 @ CAD 27.06
	16,667 @ CAD 37.38
	14,659 @ CAD 42.50
JIM PEARCE	16,668 @ CAD 27.06
	21,667 @ CAD 37.38
	19,100 @ CAD 42.50

………………………………

14. Date and place of transaction

JEAN CLAUDE GANDUR	1 AUGUST 2008, CALGARY, ALBERTA
MICHAEL EBSARY	1 AUGUST 2008, CALGARY, ALBERTA
DAVID CODD	1 AUGUST 2008, CALGARY, ALBERTA
JIM PEARCE	1 AUGUST 2008, CALGARY, ALBERTA

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

JEAN CLAUDE GANDUR	5,856,584 SHARES, APPROXIMATELY 3.74%
MICHAEL EBSARY	293,774 SHARES, APPROXIMATELY 0.19%
DAVID CODD	95,493 SHARES, APPROXIMATELY 0.06%

JIM PEARCE 86,834 SHARES, APPROXIMATELY 0.055%

………………………………

16. Date issuer informed of transaction

4 AUGUST 2008

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

[17 – 23 DELETED]

………………………………

24. Name of contact and telephone number for queries

ALLISON NEAPOLE, +41 22 702 6429

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Allison M. Neapole
Senior Legal Advisor

………………………………

Date of notification

5 AUGUST 2008

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ADDAX PETROLEUM CORPORATION

…………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO (i)

…………………………………

3. Name of *person discharging managerial responsibilities/director*

PETER DEY
BRIAN ANDERSON
JAMES DAVIE
STEPHEN DE HEINRICH
GERRY MACEY
AFOLABI OLADELE
WESLEY TWISS

…………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

THE NOTIFICATION DOES NOT RELATE TO A CONNECTED PERSON

…………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 3 ABOVE

……………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

COMMON SHARES

……………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SEE ITEM 3 ABOVE

……………………………………

8 State the nature of the transaction

ACQUISITION OF SHARES PURSUANT TO DIRECTORS' SHARES IN LIEU OF CASH COMPENSATION PLAN

……………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

PETER DEY	2,913
BRIAN ANDERSON	598
JAMES DAVIE	598
STEPHEN DE HEINRICH	1,548
GERRY MACEY	598
AFOLABI OLADELE	697
WESLEY TWISS	598

……………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

PETER DEY	0.0019%
BRIAN ANDERSON	0.0004%
JAMES DAVIE	0.0004%
STEPHEN DE HEINRICH	0.0010%

GERRY MACEY	0.0004%
AFOLABI OLADELE	0.0004%
WESLEY TWISS	0.0004%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NO SHARES WERE DISPOSED

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NO SHARES WERE DISPOSED

………………………………

13. Price per *share* or value of transaction

CAD 51.05

………………………………

14. Date and place of transaction

07 JULY 2008, CALGARY, ALBERTA

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

PETER DEY	52,400	0.034%
BRIAN ANDERSON	15,483	0.010%
JAMES DAVIE	63,096	0.041%
STEPHEN DE HEINRICH	238,141	0.15%
GERRY MACEY	30,156	0.0194%
AFOLABI OLADELE	5,942	0.0038%
WESLEY TWISS	18,966	0.012%

………………………………

16. Date issuer informed of transaction

JANUARY 7, 2008

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

[17 – 23 DELETED]

………………………………

24. Name of contact and telephone number for queries

ALLISON NEAPOLE, +41 22 702 6429

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Allison M. Neapole
Senior Legal Advisor

………………………………

Date of notification

JANUARY 8, 2008

………………………………

END

Regulatory Announcement

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Company	Addax Petroleum Corp
TIDM	AXC
Headline	Result of Annual Meeting
Released	07:00 27-Jun-08
Number	6742X07

Free annual report

RNS Number : 6742X
Addax Petroleum Corporation
26 June 2008

REGULATORY ANNOUNCEMENT

ADDAX PETROLEUM CORPORATION
RESULTS OF ANNUAL MEETING

In respect of the annual meeting of shareholders of Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC and LSE: AXC), held earlier today, the following sets forth a description of all the resolutions proposed at the annual meeting and the outcome of each vote.

	Description of Matter	Outcome of Vote
1.	Reappointing Deloitte & Touche LLP as auditor of the Corporation	Carried
2.	Authorizing the Audit Committee of the Corporation to fix the remuneration of the auditor of the Corporation.	Carried
3.	Fixing the number of directors to be elected at eight.	Carried

4.	Electing the following nominees as directors of Addax Petroleum to hold office until the next annual meeting of shareholders or until their successors are elected or appointed: Peter Dey Jean Claude Gandur Brian Anderson James Davie Stephen Paul de Heinrich Gerry Macey Afolabi Oladele Wesley Twiss	Carried

About Addax Petroleum
Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 126,000 bbl/d for 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

For additional information, please contact:

Allison Neapole
Senior Legal Advisor
Tel.: +41 (0) 22 702 64 29

END

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Free annual report

Company	Addax Petroleum Corp
TIDM	AXC
Headline	Block Listing Six-Monthly Return
Released	09:27 30-May-08
Number	5905V09

RNS Number : 5905V
Addax Petroleum Corporation
30 May 2008

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an *ris*.

Date: 30 May 2008

Name of *applicant*:		Addax Petroleum Corporation		
Name of scheme:		Block Listing of Shares in relation to the $300,000,000 Convertible Bonds due 2012		
Period of return:	From:	01/12/07	To:	31/05/2008
Balance of unallotted securities under scheme(s) from previous return:		5,929,234		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme (s) during period (see LR3.5.7G):		0		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,929,234		

Name of contact:	Allison M. Neapole
Telephone number of contact:	+41 22 702 64 29

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Addax Petroleum Corp
TIDM	AXC
Headline	Notice of Annual Meeting of Shareholders
Released	09:35 23-May-08
Number	1533V09

RNS Number : 1533V
Addax Petroleum Corporation
23 May 2008

ADDAX PETROLEUM CORPORATION

23 May 2008

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**Common Shares**") of Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**") will be held in the Kensington Room of the Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario on Thursday, June 26, 2008, at 10:00 a.m. (Toronto Time) for the following purposes, which are described in more detail in the Management Proxy Circular of the Corporation (the "**Circular**"), namely:

- to receive the consolidated financial statements for the year ended December 31, 2007, together with the Report of the Auditor thereon;
- to appoint auditors of the Corporation for the ensuing year at such remuneration as may be approved by the Audit Committee of the Corporation;
- to elect the directors of Addax Petroleum to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed; and
- to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Only Shareholders of record at the close of business on May 16, 2008 will be entitled to notice of and to vote at the Meeting or any adjournment thereof.

Notice of the Annual Meeting, the Circular and form of proxy, the 2007 Annual Report, Management's Discussion & Analysis for the year ended December 31, 2007 and the Corporation's consolidated financial statements for the year ended December 31, 2007 were mailed to Shareholders on May 22, 2008.

Copies of these documents are available to view on the Corporation's website (www.addaxpetroleum.com), SEDAR (www.sedar.com) or for viewing at the UK Listing Authority Document Viewing Facility.

About Addax Petroleum
Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could", "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Addax Petroleum Corp
TIDM	AXC
Headline	Director/PDMR Shareholding
Released	10:30 21-May-08
Number	9545U10

RNS Number : 9545U
Addax Petroleum Corporation
21 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ADDAX PETROLEUM CORPORATION

……………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO (i)

……………………………

3. Name of *person discharging managerial responsibilities/director*

MICHAEL EBSARY

……………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

THE NOTIFICATION DOES NOT RELATE TO A CONNECTED PERSON

……………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

……………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

COMMON SHARES

……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SEE ITEM 3 ABOVE

……………………………

8 State the nature of the transaction

DISPOSITION OF SHARES IN THE PUBLIC MARKET

……………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NO SHARES WERE ACQUIRED

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NO SHARES WERE ACQUIRED

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

50,000 COMMON SHARES

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

APPROXIMATELY 0.032%

………………………………

13. Price per *share* or value of transaction

25,000 @ CAD 50.9966

25,000 @ CAD 51.2552

………………………………

14. Date and place of transaction

25,000 - MAY 16, 2008, TORONTO STOCK EXCHANGE

25,000 - MAY 20, 2008, TORONTO STOCK EXCHANGE

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

236,339 SHARES, APPROXIMATELY 0.152%

………………………………

16. Date issuer informed of transaction

MAY 21, 2008

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

[17 - 23 DELETED]

………………………………

24. Name of contact and telephone number for queries

ALLISON NEAPOLE, +41 22 702 6429

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

"signed"

Allison M. Neapole
Senior Legal Advisor

………………………………

Date of notification

MAY 21, 2008

………………………………

END

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Company	ADDAX PETROLEUM CORPORATION COM SHS NPV
TIDM	AXC
Headline	Director/PDMR Shareholding
Released	12:36 14-May-08
Number	4353U12

RNS Number : 4353U
Addax Petroleum Corporation
14 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ADDAX PETROLEUM CORPORATION

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO (i)

………………………………

3. Name of *person discharging managerial responsibilities/director*

STEPHEN DE HEINRICH

JEAN CLAUDE GANDUR

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

THE NOTIFICATION DOES NOT RELATE TO A CONNECTED PERSON

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 3 ABOVE

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

COMMON SHARES

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SEE ITEM 3 ABOVE

………………………………

8 State the nature of the transaction

DISPOSITION OF SHARES IN THE PUBLIC MARKET

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NO SHARES WERE ACQUIRED

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NO SHARES WERE ACQUIRED

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

STEPHEN DE HEINRICH - 20,000 SHARES

JEAN CLAUDE GANDUR - 100,000 SHARES

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

STEPHEN DE HEINRICH - APPROXIMATELY 0.013%

JEAN CLAUDE GANDUR - APPROXIMATELY 0.06%

………………………………

13. Price per *share* or value of transaction

STEHPEN DE HEINRICH	10,000 SHARES @ CAD 50.11
	10,000 SHARES @ CAD 50.25
JEAN CLAUDE GANDUR	20,000 SHARES @ CAD 50.2651
	20,000 SHARES @ CAD 50.0318
	20,000 SHARES @ CAD 50.1439

	20,000 SHARES @ CAD 50.1458
	20,000 SHARES @ CAD 49.9672

…………………………………

14. Date and place of transaction

May 9, 2008, TORONTO STOCK EXCHANGE

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

STEPHEN DE HEINRICH	236,593	0.152%%
JEAN CLAUDE GANDUR	5,680,917	3.65%

…………………………………

16. Date issuer informed of transaction

MAY 14, 2008

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

[17 - 23 DELETED]

…………………………………

24. Name of contact and telephone number for queries

ALLISON NEAPOLE, +41 22 702 6429

…………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

"signed"

Allison M. Neapole
Senior Legal Advisor

……………………………………

Date of notification

MAY 14, 2008

……………………………………

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	ADDAX PETROLEUM CORPORATION COM SHS NPV
TIDM	AXC
Headline	Director/PDMR Shareholding
Released	09:02 14-May-08
Number	3910U09

RNS Number : 3910U
Addax Petroleum Corporation
14 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ADDAX PETROLEUM CORPORATION

....

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO (i)

……………………………………

3. Name of *person discharging managerial responsibilities/director*

DAVID CODD

……………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

THE NOTIFICATION DOES NOT RELATE TO A CONNECTED PERSON

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

……………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

COMMON SHARES

……………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SEE ITEM 3 ABOVE

……………………………………

8 State the nature of the transaction

DISPOSITION OF SHARES IN THE PUBLIC MARKET

……………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NO SHARES WERE ACQUIRED

……………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NO SHARES WERE ACQUIRED

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

10,000 COMMON SHARES

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

APPROXIMATELY 0.006%

……………………………………

13. Price per *share* or value of transaction

CAD 49.8786

……………………………………

14. Date and place of transaction

MAY 9, 2008, TORONTO STOCK EXCHANGE

……………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

51,667 SHARES, APPROXIMATELY 0.033%

……………………………………

16. Date issuer informed of transaction

MAY 13, 2008

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

[17 - 23 DELETED]

……………………………

24. Name of contact and telephone number for queries

ALLISON NEAPOLE, +41 22 702 6429

……………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

"signed"

Allison M. Neapole
Senior Legal Advisor

……………………………

Date of notification

MAY 14, 2008

……………………………

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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